05012461

DEPFA BANK

7 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 09 2005
WASH, D.C. 185 SECTION

SUPPL

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

Company Secretary:
Noel Kavanagh
Registered in Ireland
Company no. 348819
VAT no. IE6368819N

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE
Made in accordance with the listing rules of the Irish Stock Exchange

Date	*Document*
11 January 2005	Pricing Supplement for the series 696 issue of EUR 10,000,000 Callable Range Accrual Notes due 11 January 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0209690592)
14 March 2005	Pricing Supplement for the series 737 issue of EUR 10,000,000 Callable Range Accrual Notes due 14 March 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0214288929)
24 March 2005	Pricing Supplement for the series 755 issue of EUR 50,000,000 Callable Range Accrual Notes due 24 March 2010 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0215833244)
14 April 2005	Pricing Supplement for the series 761 issue of EUR 25,000,000 Capped CMS notes due 2025 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS16359520)
14 April 2005	Pricing Supplement for the series 762 issue of EUR 25,000,000 Capped CMS notes due 2025 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0216359959)
10 June 2005	Pricing Supplement for the series 794 issue of EUR 6,500,000 Digital Instruments due 2020 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0220631898)
2 June 2005	Pricing Supplement for the series 798 issue of EUR 31,500,000 Zero Coupon Instruments due 2021 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0220901515)
15 June 2005	Pricing Supplement for the series 803 issue of MXN 850,000,000 Zero Coupon Instruments due 2015 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221027377)

23 June 2005	Pricing Supplement for the series 808 issue of TRY 125,000,000 Zero Coupon Instruments due 2020 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221762932)
29 June 2005	Pricing Supplement for the series 808 tranche 2 issue of TRY 150,000,000 Zero Coupon Instruments due 2020 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0223419796)

FILINGS WITH THE LONDON STOCK EXCHANGE

Made in accordance with the listing rules of the London Stock Exchange

Date	***Document***
28 January 2005	Pricing Supplement for the series 704 issue of EUR 6, 000,000 Callable Corridor Bonds due 28 January 2010 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0210288279)
28 April 2005	Pricing Supplement for the series 717 issue of GBP 3, 600,000 Puttable Floating Rate Notes due 13 May 2011 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0212915440)
18 March 2005	Pricing Supplement for the series 724 issue of EUR 5,000,000 Fixed and Index linked CMS Range Accrual Instruments due 18 March 2015 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0213590416)
11 March 2005	Pricing Supplement for the series 730 issue of EUR 10, 000,000 Callable Range Accrual Notes due 11 March 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0214060740)
14 March 2005	Pricing Supplement for the series 735 issue of TRY 50, 000,000 Fixed Rate instruments due 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0214221854)
21 March 2005	Pricing Supplement for the series 740 issue of USD 10,000,000 Floating Rate Instruments due 2010 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0214411638)

31 March 2005	Pricing Supplement for the series 756 issue of EUR 6,000,000 Callable Range Accrual Notes due 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0215884072)
20 April 2005	Pricing Supplement for the series 764 issue of PLN 150,000,000 Fixed Rate Notes due 2010 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0217130409)
22 April 2005	Pricing Supplement for the series 767 issue of EUR 13,000,000 CMS Spread Notes due 2025 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0217459105)
16 May 2005	Pricing Supplement for the series 770 issue of EUR 20,000,000 Fixed Rate and CMS Linked Instruments due 2035 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0217724458)
25 April 2005	Pricing Supplement for the series 773 issue of EUR 100,000,000 Floating Rate Instruments due 2006 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0217832186)
12 May 2005	Pricing Supplement for the series 780 issue of TRY 50,000,000 Fixed Rate Instruments due 2006 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0218819885)
20 June 2005	Pricing Supplement for the series 802 issue of JPY 500,000,000 Floating Rate Instruments due 2012 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0220952005)
14 June 2005	Pricing Supplement for the series 804 issue of EUR 10,000,000 Floating Rate Instruments due 2020 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221106676)
13 June 2005	Pricing Supplement for the series 806 issue of EUR 18,700,000 Floating Rate Instruments due 2025 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221470486)
20 June 2005	Pricing Supplement for the series 812 issue of EUR 100,00,000 Floating Rate Instruments due 2007 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0222490459)

FILINGS WITH THE FRANKFURT STOCK EXCHANGE

Made in accordance with the rules of the Frankfurt Stock Exchange

Date	*Document*
3 March 2005	Pricing Supplement for the series 718 issue of EUR 75,000,000 CMS Floating Rate Instruments due 3 March 2015 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0DY6Q5)

FILINGS WITH THE ZURICH STOCK EXCHANGE

Made in accordance with the rules of the Zurich Stock Exchange

Date	*Document*
6 May 2005	Pricing Supplement for the series 768 issue of CHF 100,000,000 Floating Rate Instruments due 6 May 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN CH0021204372)

FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2003

Date	*Document*
January 2005	Investor Presentation

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	***Document***
13 January 2005	Management Appointment
17 January 2005	Management Appointment
15 February 2005	Preliminary Financials Full Year 2004
15 February 2005	Ad hoc statement according to §15 German securities law re. Preliminary Financials
March 2005	Full Year Financials
18 April 2005	Company Announcement
9 May 2005	Company Announcement
9 May 2005	Company Announcement
May 2005	1st Quarter Results Presentation

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 10,000,000 Floating Rate Callable Range Accrual Notes due 2008
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	696
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 10,000,000
6.	Specified Denominations:		EUR 100,000
7.	(ii)	Issue Date:	11 January 2005
	(ii)	Interest Commencement Date:	Issue Date
8.	Maturity Date:		11 January 2008
9.	Interest Basis:		Floating Rate Range Accrual (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below)
13.	Status of the Instruments:		Senior, Unsubordinated
14.	Listing:		The Official List of the Irish Stock Exchange

15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	Interest Periods are quarterly from and including the Issue Date to but excluding the Maturity Date Specified Interest Payment Dates are 11 April, 11 July, 11 October and 11 January in each year from and including 11 April 2005 to and including the Maturity Date
	(ii)	Business Day Convention:	The Modified Following Business Day Convention applies for payment purposes only. There will be no adjustment for Interest accrual purposes
	(iii)	Additional Business Centre(s):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amounts (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	
		– Reference Rate:	3 month EURIBOR
		– Interest Determination Date(s):	11:00 am (Brussels time) on each TARGET Business Day of each Interest Period (see paragraph 17(xii) below)
		– Relevant Screen Page:	Telerate 248
	(vii)	ISDA Determination:	No
	(viii)	Margin(s):	Not Applicable
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	30/360
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	The Rate of Interest shall be calculated as follows: 4.60 per cent. per annum x (N/M) Where:

"N" means the actual number of days in the relevant Interest Period where the Reference Rate is at or below the Upper Boundary

"M" means the actual number of days in the relevant Interest Period

For days which are not TARGET Business Days, the Reference Rate will be taken as the Reference Rate determined for the immediately preceding TARGET Business Day. The last Reference Rate to be determined in each Interest Period will be the Reference Rate that is determined five TARGET Business Days prior to each Interest Payment Date and this Reference Rate will be used for the remaining days in the relevant Interest Period

"Upper Boundary" means

2.60 per cent. from and including the Issue Date to, but excluding, 11 July 2005;

2.85 per cent. from and including 11 July 2005 to, but excluding, 11 January 2006;

3.10 per cent. from and including 11 January 2006 to, but excluding, 11 July 2006;

3.25 per cent. from and including 11 July 2006 to, but excluding, 11 January 2007;

3.50 per cent. from and including 11 January 2007 to, but excluding, 11 July 2007;

3.75 per cent. from and including 11 July 2007 to, but excluding the Maturity Date

18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	11 April, 11 July, 11 October and 11 January in each year, commencing on and including 11 July, 2005 to and including 11 October 2007
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	EUR 100,000 per Instrument of EUR 100,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable

	(iii)	Notice period (if other than as set out in the Conditions):	Not less than five TARGET Business Days irrevocable notice in accordance with Condition 20. If notice is delivered via Euroclear and/or Clearstream, Luxembourg such notice shall be deemed to have been given to the holders of the Notes on the day of such delivery and Condition 20 shall be amended accordingly
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount of each Instrument**		EUR 100,000 per Instrument of EUR 100,000 Specified Denomination
24.	**Early Redemption Amount**		
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET. The Modified Following Business Day Convention applies for payment purposes only. There will be no adjustment for Interest accrual purposes
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:		ABN AMRO Bank N.V.
35.	Additional selling restrictions:		The Netherlands:

The Dealer has represented and agreed that, it has not, directly or indirectly, offered, sold and that it will not, directly or indirectly, offer or sell the Notes in or outside the Netherlands to any person (including legal entities) other than to persons who trade or invest in securities in the conduct of their profession or trade within the meaning of the 1995 Act on the supervision of the securities trade ('Wet toezicht effectenverkeer 1995; the Act') and its implementing regulations, including the Exemption Regulation pursuant to the Act ('Vrijstellingsregeling Wet toezicht effectenverkeer 1995'; the 'Exemption regulation'), except in circumstances in which:

(i) one of the exceptions set out in article 3, or one of the exemptions under article 4 of the Act, with due observance of the Exemption regulation, is applicable, or

(ii) The Netherlands Authority for the Financial Markets has, upon request, granted an individual dispensation from the prohibition contained in article 3 of the Act and the conditions attached to such dispensation are fully complied with

36.	TEFRA:	The D rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0209690592
38.	Common Code:	20969059
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London

43. Additional Paying Agent(s) (if any): Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 11 January 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Pricing Supplement dated 14 March 2005 **Series Number: 737**

DEPFA BANK plc
DEPFA ACS BANK

Issue of €10,000,000 Callable Range Accrual Instruments due 2008
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	(i) Series Number:	737
3.	Specified Currency or Currencies:	Euro ("€")
4.	Aggregate Nominal Amount:	€10,000,000
	Series:	€10,000,000
5.	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	€10,000,000
6.	Specified Denominations:	€10,000
7.	Issue Date:	14 March 2005
8.	Maturity Date:	14 March 2008, subject to Early Redemption
9.	Interest Basis:	Fixed Rate Instruments as described in the Schedule
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)

13.	Status of the Instruments:	Senior, unsecured
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rates of Interest:	The annual rates of interest determined by the Calculation Agent to be equal to the product of 4.00 per cent. and the fraction of which the numerator is the aggregate number of Qualifying Days in each Interest Period, and the denominator is the actual number of days in such Interest Period (provided always that such fraction shall not be less than zero or greater than 1), payable quarterly in arrear. As used in this Pricing Supplement: "**Qualifying Day**" means, as determined by the Calculation Agent, each day which occurs during the period from and including the Issue Date to but excluding the Maturity Date where the EURIBOR Rate as determined by the Calculation Agent with respect to such date is both (1) greater than or equal to 0.00 per cent. per annum and (2) less than or equal to the Maximum Rate (as defined in the Schedule attached hereto). If any day during the period is not a Business Day, the EURIBOR Rate for the immediately preceding Business Day shall apply for that day. "**EURIBOR Rate**" means, with

respect to any day and as determined by the Calculation Agent, the rate determined in accordance with "EUR-EURIBOR-Telerate" as defined in Section 7.1(e)(i) of the ISDA Definitions provided that: (i) the Designated Maturity referred to therein shall be 3 months; (ii) the reference to "Reset Date" shall be deleted and replaced with "day"; and (iii) the words "on the day that is two TARGET Settlement Days preceding that Reset Date" in the third and fourth lines shall be deleted and replaced with "on that day".

If "EUR-EURIBOR-Reference Banks" (as defined in the ISDA Definitions) is applicable, the following amendments shall be made to Section 7.1(e)(iii) of the ISDA Definitions: (i) the reference to "Reset Date" shall be deleted and replaced with "day"; and (ii) the words "on the day that is two TARGET Settlement Days preceding that Reset Date" in the third and fourth lines shall be deleted and replaced with "on that day".

The EURIBOR Rate as determined by the Calculation Agent on the date which is five Business Days prior to the end of each Interest Period will apply to each day from that date to and excluding the last day of such Interest Period.

(ii) Interest Payment Date(s): Each 14 March, 14 June, 14 September and 14 December in each year commencing 14 June 2005. For the purposes of payments (but not for the

			purposes of calculating the last day of an Interest Period) this is subject to the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount:	The product of: (Rate of Interest x Day Count Fraction) and the Aggregate Nominal Amount payable quarterly in arrear on the Interest Payment Dates
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360, unadjusted
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**		Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each 14 March, 14 June, 14 September and 14 December, from and including 14 September 2005 to and including 14 December 2007, all subject in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	€10,000 per Instrument of €10,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable

	(iv)	Notice period (if other than as set out in the Conditions):	Not less than five Business Days preceding an Optional Redemption Date
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount of each Instrument**		€10,000 per Instrument of €10,000 Specified Denomination
24.	**Early Redemption Amount**		
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	Not Applicable
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0214288929
38.	Common Code:	21428892
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc (as from 14 March 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ....
Duly authorised

By: ....
Duly authorised

Amended and restated on 25th April, 2005

Pricing Supplement dated 22nd March, 2005 **Series Number: 755**

DEPFA BANK plc

Issue of EUR 50,000,000 Callable Range Accrual Notes due March 2010
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	755
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	Issue Date:		24 March, 2005
8.	Maturity Date:		24 March, 2010
9.	Interest Basis:		Index Linked Interest Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment		Not Applicable

	Basis:	
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Senior Unsecured Unsubordinated
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable
	(i) Index/Formula:	For the period from and including the Issue Date to but excluding the Maturity Date, Interest will accrue at 3 Month EURIBOR plus 0.67 per cent. per annum payable quarterly in arrear, subject to the Accrual Provision "**3 month EURIBOR**" means the rates for deposits in EUR with a Designated Maturity of 3 months, as appears on Telerate Page 248 at 11:00am Brussels time, taken two (2) London and TARGET Business days prior to the start of the applicable Interest Period Where, "**Accrual Provision**" means:

For the period from and including the Issue Date, to but excluding the Maturity Date, the number of calendar days in respect of which the value of the Accrual Index is greater than or equal to 1.50 per cent. (inclusive) or less than or equal to 5.00 per cent. (inclusive) (the "Range") during the applicable Interest Period, divided by the number of calendar days in that Interest Period. For the avoidance of doubt, the value of the Accrual Index applicable on the day which is five (5) London and TARGET Business Days prior to the relevant Specified Interest Payment Date ("Cut Off Date") will apply for each day from and including the Cut Off Date to but excluding the Interest Payment Date

"Accrual Index" 3 month EURIBOR

"London and TARGET Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and Brussels

"Interest Period" means with respect to each respective year, each of the following periods: from and including 24 March to

			but excluding 24 June and from and including 24 June to but excluding 24 September, from and including 24 September to but excluding 24 December, from and including 24 December to but excluding 24 March commencing on the Issue Date
	(ii)	Calculation Agent responsible calculating the interest due:	Goldman Sachs International
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If such rate does not appear on the Designated Reuters Page, then 3 month EURIBOR will be determined by the Calculation Agent in a fair and commercially reasonable manner
	(iv)	Specified Interest Payment Dates:	Interest is payable quarterly in arrear on every 24 March, 24 June, 24 September and 24 December, commencing from and including 24 June 2005 up to and including the Maturity Date
	(v)	Business Day Convention:	Modified Following Business Day Convention
	(vi)	Additional Business Centre(s):	London and TARGET
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Actual/360; unadjusted
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	Quarterly, from and including 24 March, 2006 up to but excluding the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	No fewer than 5 (five) London and TARGET Business Days before the Optional Redemption Date
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount of each Instrument**		EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
24.	**Early Redemption Amount**		Not Applicable
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument exchangeable which is exchangeable for Definitive Instruments in the limited circumstances specified in the

		Permanent Global Instruments
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Goldman Sachs International
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0215833244
38.	Common Code:	021583324
39.	German Securities Code (*WKN*):	Not Applicable

40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc (as from 24 March, 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... Duly authorised

By: .... Duly authorised

Pricing Supplement dated 14 April 2005 **Series Number: 761**

DEPFA BANK plc

Issue of EUR 25,000,000 Capped CMS Notes due April 2025
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1	Issuer:		DEPFA BANK plc
2	(i)	Series Number:	761
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Principal Amount:		
	(i)	Series:	EUR 25,000,000
	(ii)	Tranche:	EUR 25,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	14 April 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		14 April 2025
9	Interest Basis:		Fixed Rate to Index Linked Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		3.00 per cent. per annum Fixed Rate from (and including) the Issue Date to (but excluding) 14 April 2008. See item 16 Automatically converting to Index

		Linked Rate from (and including) 14 April 2008 to (but excluding) the Maturity Date. See item 17
12	Put/Call Options:	Not Applicable
13	Status of the Instruments:	Senior, Unsubordinated
14	Listing:	Application has been made to list the Notes on the Irish Stock Exchange. No assurances can be given that such a listing on the Irish Stock Exchange will be granted
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable for the period from (and including) the Issue Date up to (but excluding) 14 April 2008
	(i)	Rate(s) of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 April in each year, commencing 14 April 2006 up to (and including) 14 April 2008, subject to Business Day Convention
	(iii)	Fixed Coupon Amount(s):	EUR 1,500 per EUR 50,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction (Condition 5(a)):	Actual/Actual (ISMA), unadjusted
	(vi)	Determination Date(s) (Condition 5(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Applicable for the period from (and including) 14 April 2008 up to (but excluding) the Maturity Date
	(i)	Index/Formula:	Each Note will bear interest on its principal amount, in respect of each Interest Period, at a rate of interest per annum determined by the Calculation Agent being equal to the Reference

Rate.

"Reference Rate" means the annual swap rate (expressed as a percentage) for a Euro denominated interest swap transaction with a maturity of 10 years, which appears on Reuters Screen ISDAFIX 2 Page (or any successor to that page) under the heading "EURIBOR Basis – EUR" and above the caption "11.00 AM C.E.T." as of 11.00 a.m., Frankfurt time (the **"Relevant Time"**) on the day that is two TARGET Settlement Days prior to the first day of each Interest Period, calculated by the International Swap and Derivatives Association (ISDA), as determined by the Calculation Agent

(ii)	Calculation Agent responsible for calculating the interest due:	Lehman Brothers International (Europe)
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Fall back provisions for determination of Reference Rate for an Interest Period: If the Calculation Agent determines that the 10Y EUR Swap does not appear on the Relevant Screen Page or for any other reason is unavailable or cannot reasonably be calculated as at the Relevant Time on any Interest Determination Date, the Calculation Agent will request each of the Reference Banks (as defined below) to provide it with its mid-spot quotation (as defined below) for a ten year euro swap rate, in each case as at the Relevant Time on the relevant Interest Determination Date and the Reference Rate shall be the arithmetic mean, as determined by the Calculation Agent, (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (being at least two). Provided that, if any swap rate referred to above is not determined and published as provided above and fewer than two Reference Banks provide

quotations as aforesaid on any Interest Determination Date, then the Reference Rate for the purposes of determining the Rate of Interest applicable to the Notes will be the fair market mid-spot ten year euro swap rate, as determined by the Calculation Agent as at the Relevant Time on the relevant Interest Determination Date, after consultation with an independent expert chosen by the Calculation Agent.

"Reference Banks" means the principal London office of five major banks which shall not include the Calculation Agent (as selected by the Calculation Agent) in the market for euro interest rate and currency exchange agreements.

"mid-spot quotation" means a percentage determined on the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on an 30/360 day count basis basis of a fixed-for-floating euro interest rate swap transaction with a term equal to a Designated Maturity of 10 years commencing on the relevant Interest Determination Date and in a Representative Amount, where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to EUR-EURIBOR-Telerate.

"EUR-EURIBOR-Telerate" means the rate for deposits in euros for a period of six months which appears on Telerate Page 248 as of 11.00 a.m. Brussels Time on the relevant Interest Determination Date.

"Representative Amount" means, an amount that is representative for a single transaction in the relevant market at the relevant time, as determined by the Calculation Agent.

Conditions 7(c)(ii), (iii) and (iv) are deleted and replaced with the above.

	(iv)	Specified Interest Payment Dates:	14 April in each year commencing 14 April 2009 to (and including) the Maturity Date, subject to Business Day Convention
	(v)	Business Day Convention:	Following Business Day Convention (provided that the Interest Amount payable on any date shall not be affected by the application of the Business Day Convention)
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	6.15 per cent. per annum
	(ix)	Day Count Fraction:	Actual/Actual (ISMA), unadjusted
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	Euro 50,000 per Note of Euro 50,000 per Specified Denomination
24	Early Redemption Amount	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
35	Additional selling restrictions:	Not Applicable
36	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37	ISIN Code:	XS0216359520
38	Common Code:	021635952
39	German Securities Code (*WKN*):	Not Applicable
40	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41	Delivery:	Delivery against payment
42	Fiscal Agent:	Deutsche Bank AG London
43	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments by DEPFA BANK plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ______________________
Duly authorised

By: ______________________
Duly authorised

3679284/Ashurst (JWC)

Pricing Supplement dated 14 April 2005 **Series Number: 762**

DEPFA BANK plc

Issue of EUR 25,000,000 Capped CMS Notes due April 2025
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1	Issuer:		DEPFA BANK plc
2	(i)	Series Number:	762
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Principal Amount:		
	(i)	Series:	EUR 25,000,000
	(ii)	Tranche:	EUR 25,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	14 April 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		14 April 2025
9	Interest Basis:		Fixed Rate to Index Linked Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		3.00 per cent. per annum Fixed Rate from (and including) the Issue Date to (but excluding) 14 April 2008. See item 16 Automatically converting to Index

		Linked Rate from (and including) 14 April 2008 to (but excluding) the Maturity Date. See item 19
12	Put/Call Options:	Not Applicable
13	Status of the Instruments:	Senior, Unsubordinated
14	Listing:	Application has been made to list the Notes on the Irish Stock Exchange. No assurances can be given that such a listing on the Irish Stock Exchange will be granted
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Applicable for the period from (and including) the Issue Date up to (but excluding) 14 April 2008
	(i) Rate(s) of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	14 April in each year, commencing 14 April 2006 up to (and including) 14 April 2008, subject to Business Day Convention
	(iii) Fixed Coupon Amount(s):	EUR 1,500 per EUR 50,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction (Condition 5(a)):	Actual/Actual (ISMA), unadjusted
	(vi) Determination Date(s) (Condition 5(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Applicable for the period from (and including) 14 April 2008 up to (but excluding) the Maturity Date
	(i) Index/Formula:	Each Note will bear interest on its principal amount, in respect of each Interest Period, at a rate of interest per annum determined by the Calculation Agent in accordance with the following

formula:

Reference Rate – 0.001

Where:

"**Reference Rate**" means the annual swap rate (expressed as a percentage) for a Euro denominated interest swap transaction with a maturity of 10 years, which appears on Reuters Screen ISDAFIX 2 Page (or any successor to that page) under the heading "EURIBOR Basis – EUR" and above the caption "11.00 AM C.E.T." as of 11.00 a.m., Frankfurt time (the "**Relevant Time**") on the day that is two TARGET Settlement Days prior to the first day of each Interest Period, calculated by the International Swap and Derivatives Association (ISDA), as determined by the Calculation Agent

(ii)	Calculation Agent responsible for calculating the interest due:	Lehman Brothers International (Europe)
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Fall back provisions for determination of Reference Rate for an Interest Period:

If the Calculation Agent determines that the 10Y EUR Swap does not appear on the Relevant Screen Page or for any other reason is unavailable or cannot reasonably be calculated as at the Relevant Time on any Interest Determination Date, the Calculation Agent will request each of the Reference Banks (as defined below) to provide it with its mid-spot quotation (as defined below) for a ten year euro swap rate, in each case as at the Relevant Time on the relevant Interest Determination Date and the Reference Rate shall be the arithmetic mean, as determined by the Calculation Agent, (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (being at least two).

Provided that, if any swap rate referred

to above is not determined and published as provided above and fewer than two Reference Banks provide quotations as aforesaid on any Interest Determination Date, then the Reference Rate for the purposes of determining the Rate of Interest applicable to the Notes will be the fair market mid-spot ten year euro swap rate, as determined by the Calculation Agent as at the Relevant Time on the relevant Interest Determination Date, after consultation with an independent expert chosen by the Calculation Agent.

"**Reference Banks**" means the principal London office of five major banks which shall not include the Calculation Agent (as selected by the Calculation Agent) in the market for euro interest rate and currency exchange agreements.

"**mid-spot quotation**" means a percentage determined on the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on an 30/360 day count basis basis of a fixed-for-floating euro interest rate swap transaction with a term equal to a Designated Maturity of 10 years commencing on the relevant Interest Determination Date and in a Representative Amount, where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to EUR-EURIBOR-Telerate.

"**EUR-EURIBOR-Telerate**" means the rate for deposits in euros for a period of six months which appears on Telerate Page 248 as of 11.00 a.m. Brussels Time on the relevant Interest Determination Date.

"**Representative Amount**" means, an amount that is representative for a single transaction in the relevant market at the relevant time, as determined by the Calculation Agent.

			Conditions 7(c)(ii), (iii) and (iv) are deleted and replaced with the above.
	(iv)	Specified Interest Payment Dates:	14 April in each year commencing 14 April 2009 to (and including) the Maturity Date, subject to Business Day Convention
	(v)	Business Day Convention:	Following Business Day Convention (provided that the Interest Amount payable on any date shall not be affected by the application of the Business Day Convention)
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	6.85 per cent. per annum
	(ix)	Day Count Fraction:	Actual/Actual (ISMA), unadjusted
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	Euro 50,000 per Note of Euro 50,000 per Specified Denomination
24	Early Redemption Amount	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
35	Additional selling restrictions:	Not Applicable
36	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37	ISIN Code:	XS0216359959
38	Common Code:	021635995
39	German Securities Code (*WKN*):	Not Applicable
40	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41	Delivery:	Delivery against payment
42	Fiscal Agent:	Deutsche Bank AG London
43	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments by DEPFA BANK plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ______________________
Duly authorised

By: ______________________
Duly authorised

3680175/Ashurst (JWC)

EXECUTION COPY

Pricing Supplement dated 8 June 2005 **Series Number: 794**

DEPFA BANK plc

Issue of EUR 6,500,000 Digital Instruments due June 2020
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1	Issuer:		DEPFA BANK plc
2	(i)	Series Number:	794
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Principal Amount:		
	(i)	Series:	EUR 6,500,000
	(ii)	Tranche:	EUR 6,500,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	(i)	Issue Date:	10 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		10 June 2020
9	Interest Basis:		Index-Linked
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	Status of the Instruments:		Senior, Unsubordinated

14	Listing:	Application has been made to list the Notes on the Irish Stock Exchange. No assurances can be given that such a listing on the Irish Stock Exchange will be granted
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Instrument Provisions	Applicable, subject to the terms of the Annex
17	Floating Rate Provisions	Applicable, subject to the terms of the Annex
18	Zero Coupon Instrument Provisions	Not Applicable
19	Index Linked Interest Instrument Provisions	Applicable, subject to the terms of the Annex
20	Dual Currency Instrument Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount of each Instrument	EUR 10,000 per Instrument per Specified Denomination
24	Early Redemption Amount	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	Yes. Due to the 15 year maturity of the Notes and quarterly coupons, a talon for further coupons will be provided if a definitive note is issued.

28	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
35	Additional selling restrictions:	Not Applicable
36	TEFRA:	TEFRA D Rules apply

OPERATIONAL INFORMATION

37	ISIN Code:	XS0220631898
38	Common Code:	022063189
39	German Securities Code (*WKN*):	Not Applicable
40	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41	Delivery:	Delivery against payment
42	Fiscal Agent:	Deutsche Bank AG London
43	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments by DEPFA BANK plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ____________________
Duly authorised

By: ____________________
Duly authorised

ANNEX

1. Interest Determination:

In respect of each Instrument (of Specified Denomination) and each Interest Period from, and including, the Issue Date to, but excluding, the Maturity Date, the Rate of Interest per annum ("**R**") shall be determined by the Calculation Agent in accordance with the following:

1. If at all times during the Calculation Period the Spread is greater than or equal to the Barrier:

   R = 3M EURIBOR + 0.85%

2. If at any time during the Calculation Period the Spread is less than the Barrier:

   R = 1.00%

2. Definitions:

"**3M EURIBOR**" means: The rate for deposits in EUR for a period of three months which appears on the Telerate Page 248 (or any successor to that page) as of 11:00 a.m., Brussels time, on each relevant Interest Determination Date, as determined by the Calculation Agent

"**10Y EUR SWAP**" and "**2Y EUR SWAP**" mean: The annual swap rates for euro denominated swap transactions with a maturity of ten years and two years, respectively, expressed as a percentage, each of which appears on Reuters Screen ISDAFIX 2 Page (or any successor page to that page) under the heading "EURIBOR Basis-EUR" and above the caption "11.00 AM C.E.T. time" (for the purpose of this ANNEX, the "**Relevant Screen Page**") as of 11.00 a.m., Frankfurt time (the "**Relevant Time**") on the relevant Interest Determination Date, calculated by the International Swap and Derivatives Association (ISDA) as determined by the Calculation Agent

If the Calculation Agent determines that the annual swap rate (expressed as a percentage) for a Euro denominated interest swap transaction with a maturity of either 10 years or 2 years does not appear on the Relevant Screen Page or for any other reason is unavailable or cannot reasonably be calculated as at the Relevant Time on any Interest Determination Date, the Calculation Agent will request each of the Reference Banks (as defined below) to provide it with its mid-spot quotation (as defined below) for a ten year Euro swap rate or, as the case may be, a two year Euro swap rate, in each case as at the Relevant Time on the relevant Interest Determination Date and the 10Y EUR SWAP or, as the case may be, the 2Y EUR SWAP shall be the arithmetic mean, as determined by the Calculation Agent, (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (being at least two),

PROVIDED that, if any swap rate referred to above is not determined and published as provided above and fewer than two Reference Banks provide quotations as aforesaid on any Interest

Determination Date, the 10Y EUR SWAP or, as the case may be, the 2Y EUR SWAP for the purposes of determining the Rate of Interest applicable to the Instruments will be the fair market mid-spot ten year Euro swap rate or, as the case may be, the two year Euro swap rate, as determined by the Calculation Agent as at the Relevant Time on the Interest Determination Date, after consultation with an independent expert chosen by the Calculation Agent

Where:

"EUR-EURIBOR-Telerate" means the rate for deposits in Euro for a period of six months which appears on Telerate Page 248 as of the Relevant Time on the relevant Interest Determination Date

"mid-spot quotation" means a percentage determined on the arithmetic mean of the bid and offered rates for the annual fixed leg; calculated on an 30/360 day count basis of a fixed-for-floating euro interest rate swap transaction with a term equal to a Designated Maturity of 10 years or 2 years commencing on the Interest Determination Date and in a Representative Amount (as defined below), where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to EUR-EURIBOR-Telerate (as defined below)

"Reference Banks" means the principal London office of five major banks which shall not include the Calculation Agent (as selected by the Calculation Agent) in the market for Euro interest rate and currency exchange agreements

"Representative Amount" means, an amount that is representative for a single transaction in the relevant market at the relevant time, as determined by the Calculation Agent

"**Barrier**" means:	0
"**Calculation Agent**" means	Lehman Brothers International (Europe)
"**Calculation Period**" means:	The period from, and including, an Interest Payment Date, or the Issue Date, to, but excluding, the next Interest Payment Date subject to no adjustment
"**Interest Determination Date**" means:	The day that is two (2) TARGET Settlement Days prior to the first day of the Calculation Period
"**Interest Payment Date**" means:	10 March, 10 June, 10 September and 10 December in each year from, and including, 10 September 2005 to, and including, the Maturity Date, subject to no adjustment
"**Interest Period**" means:	The Calculation Period
"**Spread**" means:	10Y EUR SWAP minus 2Y EUR SWAP at any time during the Calculation Period, as determined by the Calculation Agent

Pricing Supplement dated May 31, 2005 **Series Number: 798**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 31,500,000 Zero Coupon Instruments due 2021
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	798
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 31,500,000
5.	(i) Issue Price:	54.19 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 17,069,850
6.	Specified Denominations:	EUR 50,000
7.	Issue Date:	June 2, 2005
8.	Maturity Date:	May 17, 2021
9.	Interest Basis:	Zero Coupon (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior unsecured, unsubordinated
14.	Listing:	Irish Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Instrument Provisions	Not Applicable
17.	Floating Rate Instrument Provisions	Not Applicable
18.	Zero Coupon Instrument Provisions	Applicable
	(i) Accrual Yield:	3.8577 per cent. per annum
	(ii) Reference Price:	54.19 per cent. (i.e. EUR 17,069,850 in aggregate)
	(iii) Any other formula/basis of determining amount payable:	None
19.	Index-Linked Interest Instrument Provisions	Not Applicable
20.	Dual Currency Instrument Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Call Option	Not Applicable
22.	Put Option	Not Applicable
23.	Final Redemption Amount of each Instrument	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
24.	Early Redemption Amount	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on	

	which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Société Générale
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0220901515
38.	Common Code:	022090151
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG

43. Additional Paying Agent(s) (if any): Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from June 2, 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

Pricing Supplement dated 14 June 2005

Series Number: 803

DEPFA BANK plc
DEPFA ACS BANK

Issue of MXN 850,000,000 Zero Coupon Instruments due 15 June 2015
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	803
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Mexican Pesos ("**MXN**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	MXN 850,000,000
	(ii)	Tranche:	MXN 850,000,000
5.	(i)	Issue Price:	38.18 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	MXN 315,605,000 (less agreed expenses)
6.	Specified Denominations:		MXN 1,000,000
7.	(i)	Issue Date:	15 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 June 2005
8.	Maturity Date:		15 June 2015
9.	Interest Basis:		Zero Coupon
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	10.4148546 per cent. per annum
	(ii) Reference Price:	38.1800 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable.
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination
24.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Mexico City and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0221027377
38.	Common Code:	022102737
39.	German Securities Code (*WKN*):	AOE5J6
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 15 June 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By:

Duly authorised

Barry Stoneham
Managing Director
DEPFA BANK plc

Geraldine Crowley
Director
Depfa Bank plc

Pricing Supplement dated 28 June 2005 **Series Number: 808**

DEPFA BANK plc
DEPFA ACS BANK

Issue of TRY 150,000,000 Zero Coupon Instruments due 23 June 2020 to be consolidated and form a single series with the TRY 125,000,000 Zero Coupon Instruments due 23 June 2020 issued on 23 June 2005 under the €15,000,000,000 Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	808
	(ii)	Tranche Number:	2
3.	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	TRY 275,000,000
	(ii)	Tranche:	TRY 150,000,000
5.	(i)	Issue Price:	25.77 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	TRY 37,140,347 (less agreed expenses)
6.	Specified Denominations:		TRY 100,000
7.	(i)	Issue Date:	29 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 June 2005
8.	Maturity Date:		23 June 2020
9.	Interest Basis:		Zero Coupon
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Instrument Provisions	Not Applicable
17.	Floating Rate Instrument Provisions	Not Applicable
18.	Zero Coupon Instrument Provisions	Applicable
	(i) Accrual Yield:	9.7648872 per cent. per annum
	(ii) Reference Price:	25.77 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable
19.	Index-Linked Interest Instrument Provisions	Not Applicable
20.	Dual Currency Instrument Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Call Option	Not Applicable
22.	Put Option	Not Applicable
23.	Final Redemption Amount of each Instrument	TRY 100,000 per Instrument of TRY 100,000 Specified Denomination

24.	Early Redemption Amount Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Determined in accordance with Condition 10(g)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument. The Issuer may from time to time, without the consent of the Instrumentholders, create and issue further instruments having the same terms and conditions as the Instruments (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Instruments. If any further Instruments are issued prior to the exchange of the Temporary Global Instrument evidencing the Instruments for interests in a Permanent Global Instrument, the date for the exchange of the Temporary Global Instrument for interests in the Permanent Global Instrument (the **"Exchange Date"**) may be extended, without the consent of the Instrumentholders, to coincide with the applicable Exchange Date for such further issue
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Istanbul and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons	No.

	mature):	
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	As described in the Annex hereto

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.	Additional selling restrictions:	**Turkey** Each Manager represents and agrees that it has not and will not offer or sell any Instruments, directly or indirectly, in the Republic of Turkey or to any person or corporate or other resident in the Republic of Turkey except in accordance with the applicable laws and regulations of the Republic of Turkey in force from time to time
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	The temporary ISIN Code is XS0223419796. After the Temporary

		Global Instrument is exchanged for the Permanent Global Instrument, the ISIN Code will be XS0221762932
38.	Common Code:	The temporary Common Code is 022341979. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the Common Code will be 022176293
39.	German Securities Code (*WKN*):	The temporary German Securities Code (*WKN*) is A0E6VN. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the German Securities Code (*WKN*) will be AOE5WQ
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 29 June 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By:

Duly authorised



EXECUTION VERSION

Pricing Supplement dated 23 June 2005 **Series Number: 808**

DEPFA BANK plc
DEPFA ACS BANK

Issue of TRY 125,000,000 Zero Coupon Instruments due 23 June 2020
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.		Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	808
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	New Turkish Lira ("**TRY**")
4.		Aggregate Nominal Amount:	
	(i)	Series:	TRY 125,000,000
	(ii)	Tranche:	TRY 125,000,000
5.	(i)	Issue Price:	25.77 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	TRY 30,900,000 (less agreed expenses)
6.		Specified Denominations:	TRY 100,000
7.	(i)	Issue Date:	23 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 June 2005
8.		Maturity Date:	23 June 2020
9.		Interest Basis:	Zero Coupon
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Instrument Provisions	Not Applicable
17.	Floating Rate Instrument Provisions	Not Applicable
18.	Zero Coupon Instrument Provisions	Applicable
	(i) Accrual Yield:	9.7648872 per cent. per annum
	(ii) Reference Price:	25.77 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable.
19.	Index-Linked Interest Instrument Provisions	Not Applicable
20.	Dual Currency Instrument Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Call Option	Not Applicable
22.	Put Option	Not Applicable
23.	Final Redemption Amount of each Instrument	TRY 100,000 per Instrument of TRY 100,000 Specified Denomination
24.	Early Redemption Amount	Determined in accordance with Condition 10(g)
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global

		Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Istanbul and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	As described in the Annex hereto.

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.	Additional selling restrictions:	**Turkey** Each Manager represents and agrees that it has not and will not offer or sell any Instruments, directly or indirectly, in the Republic of Turkey or to any person or corporate or other resident in

		the Republic of Turkey except in accordance with the applicable laws and regulations of the Republic of Turkey in force from time to time.
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0221762932
38.	Common Code:	022176293
39.	German Securities Code (*WKN*):	AOE5WQ
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 23 June 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By:

Duly authorised

Pricing Supplement dated 26th January, 2005 Series Number: 704

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 6,000,000 Callable Corridor Bonds due 28th January, 2010

under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30th July, 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

There are significant risks associated with the Instruments described herein which may include, inter alia, interest rate risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting, and tax advisors about the risk associated with an investment in these Instruments, the appropriate tools to analyse that investment, and the suitability of that investment in each investor's particular circumstances. No investor should purchase the Instruments described herein unless that investor understands and has sufficient financial resources to bear the price, market, liquidity, structure, and other risks associated with an investment in these Instruments.

The Dealer makes no representation as to the existence of a secondary market for the Instruments. The market value can be expected to fluctuate significantly and investors should be prepared to assume the market risks associated with these Instruments.

1.	Issuer:	DEPFA Bank plc
2.	Series Number:	704
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 6,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 10,000
7.	Issue Date:	28th January, 2005
8.	Maturity Date:	28th January, 2010
9.	Interest Basis:	Corridor Notes (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Unsubordinated and Unsecured
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. **Fixed Rate Instrument Provisions** Applicable

(i) Rate(s) of Interest:

The Instruments shall bear interest as determined below from and including the Issue Date to but excluding the Maturity Date, payable semi-annually in arrear in amounts (each an "**Interest Amount**") determined in accordance with the provisions set out below

For the avoidance of doubt, Interest Periods are not subject to adjustment

The Interest Amount per Specified Denomination ("I") for the relevant Interest Period shall be determined by the Calculation Agent on the relevant Rate Cut Off Date (as defined below) in accordance with the formula below, provided that the resultant figure of the formula shall be rounded to the nearest whole EUR cent, with EUR 0.005 being rounded upwards and shall never be less than zero:

I = EUR 10,000 x 4.80 x b/B x Day Count Fraction

Where:

"**b**" means the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate, as observed on such calendar day or as otherwise described below, is equal to or greater than zero per cent. and equal to or less than the Upper Barrier (as defined below) for the relevant Interest Period. For the avoidance of doubt, if a calendar day within the relevant Interest Period but prior to the Rate Cut Off Date is not a TARGET Settlement Day then the Reference Rate for such calendar day will be deemed to be the Reference Rate for the previous day in such Interest Period prior to the Rate Cut Off Date which was a TARGET Settlement Day. The Reference Rate in respect of a calendar day within the relevant Interest Period that falls after the relevant Rate Cut Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant

Rate Cut Off Date for that Interest Period

"**B**" means the total number of calendar days in the same Interest Period as that for the purpose of "b" above

For the avoidance of doubt, Interest Periods are not subject to adjustment

"Reference Rate" means the rate of "EUR-EURIBOR-Telerate" (as defined in the ISDA Definitions) with a Designated Maturity of 6 months, and with the modifications that "Reset Date" will be replaced by "TARGET Settlement Day" (as defined below) and the phrase "on the day that is two TARGET Settlement Days preceding that Reset Date" will be replaced with "on that day"

For the purpose of determining the Reference Rate, if Telerate Page 248 is cancelled or unavailable on any TARGET Settlement Day (as defined below) in any Interest Period, the fall back provisions as set out under the definition of "EUR-EURIBOR-Telerate" contained within the ISDA Definitions shall apply with a Designated Maturity of 6 months, and with the modifications that "Reset Date" will be replaced by "TARGET Settlement Day" (as defined below) and the phrase "on the day that is two TARGET Settlement Days preceding that Reset Date" will be replaced with "on that day" and that the expression "Calculation Agent" shall mean "Nomura International plc"

"**Rate Cut Off Date**" means the day which is the fifth (5) TARGET Settlement Day prior to the Interest Payment Date for the relevant Interest Period

"TARGET Settlement Day" means a day on which the TARGET System is open

"Calculation Agent" means Nomura International plc

"Interest Period" means the period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next successive Interest Payment Date

"**Upper Barrier**" means, with respect to the relevant Interest Period, the rate as set out below:

For the Interest Period ending on (but excluding) the Interest Payment Date falling on:	Upper Barrier (%):
28th January, 2006	3.00
28th January, 2007	3.25
28th January, 2008	3.50
28th January, 2009	3.75
28th January, 2010	4.00

"**Day Count Fraction**" means 30/360

(ii) Interest Payment Date(s): Interest on the Instruments shall be payable semi-annually in arrear on 28th January and 28th July in each year, from and including 28th July, 2005 to and including the Maturity Date

(iii) Fixed Coupon Amount(s): Not Applicable

(iv) Broken Amount(s): Not Applicable

(v) Other terms relating to the method of calculating interest for Fixed Rate Instruments: Not Applicable

17. **Floating Rate Instrument Provisions** Not Applicable

18. **Zero Coupon Instrument Provisions** Not Applicable

19. **Index-Linked Instrument Provisions** Not Applicable

20. **Dual Currency Instrument Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

21. **Call Option** Applicable

(i) Optional Redemption Date(s): The Issuer shall have the right to redeem the Instruments on each Interest Payment Date from and including 28th January, 2006 to and including 28th July, 2009 (each an "**Optional Redemption Date**")

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): Par

(iii) Notice period (if other than as set out in the Conditions): The Issuer shall give notice of such intention to redeem not less than five (5) London Business and TARGET Settlement Days prior

		to the Optional Redemption Date in accordance with Condition 15. Any notice given to Euroclear and/or Clearstream Banking AG, Frankfurt in accordance with Condition 15 shall be deemed to have been given to the Instrumentholder on the day on which that notice is given to Euroclear and/or Clearstream Banking AG, Frankfurt **"London Business Day"** means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London **"TARGET Settlement Day"** means a day on which the TARGET System is open
22.	**Final Redemption Amount of each Instrument**	Par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

23.	**Put Option:**	Not Applicable
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Condition 10 applies
25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt, "Payment Business Day" means a TARGET Settlement Day
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable

29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Notwithstanding Condition 11(g), if the date for payment of any amount in respect of the Instruments is not a Payment Business Day the Instrumentholder shall not be entitled to payment until the succeeding Payment Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Payment Business Day. The Instrumentholder shall not be entitled to any further interest or other payment in respect of such delay or adjustment. For the avoidance of doubt, the Interest Amount in respect of each Interest Period shall accrue up to but excluding the Interest Payment Date specified in item 16 (ii).

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Nomura International plc
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0210288279
38.	Common Code:	021028827
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main

41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA DEPFA BANK plc and DEPFA ACS BANK (as from 28th January, 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Pricing Supplement dated 28 April 2005 **Series Number: 717**

DEPFA BANK plc
DEPFA ACS BANK

Issue of GBP 3,600,000 Puttable Floating Rate Notes due 13 May 2011
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	717
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount:		
	(i)	Series:	GBP 3,600,000
	(ii)	Tranche:	GBP 3,600,000
5.	Issue Price:		99.89 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		GBP 1,000
7.	(i)	Issue Date:	28 April 2005
	(i)	Interest Commencement Date (if different from the Issue Date):	28 April 2005
8.	Maturity Date:		13 May 2011
9.	Interest Basis:		Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Investor Put (further particulars specified below)
13.	Status of the Instruments:		Senior, Unsecured, Unsubordinated
14.	Listing:		The Official List of the United Kingdom Listing Authority
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Applicable

	(i)	Specified Period(s)/Specified Interest Payment Dates:	13 August, 13 November, 13 February and 13 May in each year, the first Interest Payment Date being 13 August 2005, in respect of the period from and including the Issue Date to but excluding 13 August 2005 (long first coupon).
	(ii)	Business Day Convention:	Modified Following Business Day Convention.
	(iii)	Additional Business Centre(s):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Agent
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Three month GBP LIBOR, except for the first Interest Period, for which the Reference Rate will be the interpolated rate between three month and four month GBP LIBOR
		- Interest Determination Date(s):	First day of each Interest Period
		- Relevant Screen Page:	Moneyline Telerate 3750
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable
		- Reset Date:	Not Applicable
	(viii)	Margin(s):	- 0.10 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/365 (Fixed)
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Not Applicable
22.	**Put Option**		Applicable
	(i)	Optional Redemption Date(s):	15 May 2008
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such	Aggregate Nominal Amount plus interest accrued from and including the Interest Payment Date falling in May

		amount(s):	2008 to but excluding the Optional Redemption Date
	(iii)	Notice period (if other than as set out in the Conditions):	Five prior London and TARGET Business Days
23.	**Final Redemption Amount**		Par
24.	**Early Redemption Amount**		
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:		HSBC Bank plc
35.	Additional selling restrictions:		Not Applicable
36.	TEFRA:		The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0212915440
38.	Common Code:	021291544
39.	German Securities Code (*WKN*):	Not Applicable

40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA BANK ACS (as from 28 April 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

Pricing Supplement dated 16 March 2004 **Series Number: 724**

DEPFA BANK plc
DEPFA ACS BANK
Issue of EUR5,000,000 Fixed and Index Linked CMS Range Accrual Instruments due 18 March 2015
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Programme on the Irish Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 18 March 2008 the Notes bear Interest dependant on a daily quotation of 10 year CMS minus 2 year CMS on Reuters page ISDAFIX2, as more fully specified below, during the relevant Interest Period. Therefore, the quotation on each day may affect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The tables included in the Annex 2 hereto set forth the value of 10 year CMS and 2 year CMS at 11:00 a.m. Frankfurt time on the last business day of each month from 31 October 2001 to 28 February 2005. The tables are purely for reference purposes, the historical movement of 10 year CMS and/or 2 year CMS under various economic circumstances is not necessarily indicative of the future performance of 10 year CMS and/or 2 year CMS or what the value of the Notes may be in the future. Any historical trend in the value of 10 year CMS and/or 2 year CMS set forth in the Annex 2 is no indication that 10 year CMS and/or 2 year CMS or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to CMS based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and Citigroup Global Markets Limited consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	724
3.	Specified Currency or Currencies:	Euro ("EUR").
4.	Aggregate Nominal Amount:	EUR 5,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR500,000
7.	(i) Issue Date:	18 March 2005
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	18 March 2015, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	Fixed Rate to Index Linked (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 18 March 2007: Fixed Rate For the period from and including 18

		March 2007 to but excluding the Maturity Date: Index Linked
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior Unsubordinated Unsecured
14.	Listing	London
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate(s)of Interest:	For the period from and including the Issue to but excluding 18 March 2007: 4.55 per cent. per annum payable in arrear
	(ii)	Interest Payment Date(s):	18 March 2006 and 18 March 2007 subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and TARGET.
	(iii)	Fixed Coupon Amount (s):	EUR 22,750 per EUR500,000 in Nominal Amount.
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Day Count Fraction: 30/360 (unadjusted)
17.	**Floating Rate Instrument Provisions**		Not applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Applicable
	(i)	Index/Formula:	For the period from and including 18 March 2007 to but excluding the Maturity Date the amount of interest

payable per Specified Denomination on each Interest Payment Date will be calculated as follows:

10 year CMS$_{FIX}$ multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"**Accrual Days**" means the number of days in each Interest Period on which **10 year CMS minus 2 year CMS** (the "Reference Level") on that day, is greater than **zero per cent**. For any day which is not a TARGET Business Day falling during the Interest Period the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding TARGET Business Day. The Reference Level for each of the days immediately following the fifth TARGET Business Day prior to that Interest Period End Date and preceding such Interest Period End Date will be deemed to be equal to the Reference Level on the fifth TARGET Business Day prior to that Interest Period End Date.

Where:

"**10 year CMS$_{FIX}$**" shall mean EUR-ISDA-EURIBOR Swap Rate-11:00 as defined in the Annex to the 2000 ISDA Definitions (together with the 2000 ISDA Definitions, the "**ISDA Definitions**"), with a Designated Maturity of 10 years; 2 TARGET Business Days prior to the commencement of each Interest Period.

"**10 year CMS**" shall mean means the 10 year semi-annual swap rates as quoted on Reuters page ISDAFIX2 daily at 11:00 a.m. Frankfurt time.

			"2 year CMS" shall mean means the 10 year semi-annual swap rates as quoted on Reuters page ISDAFIX2 daily at 11:00 a.m. Frankfurt time.
	(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If such rate or rates do not appear on Reuters Screen ISDAFIX2 the rate or rates shall be determined as if the parties had specified "EUR-Accrucal Swap Rate –Reference Banks" as per the 2000 ISDA Definitions.
	(iv)	Specified Interest Payment Dates:	Interest Payment Dates: 18 March in each year from and 18 March 2008 to an including the Maturity Date
	(v)	Business Day Convention:	Modified Following Business Day Convention
	(vi)	Additional Business Centre(s):	London and TARGET
	(vii)	Minimum Rate of Interest:	Zero per cent.
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	30/360 (unadjusted)
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	EUR 500,000
24.	**Early Redemption Amount**	As per the Conditions
	Early Redemption Amount(s) of each Instrument payable on redemption for	

taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Citigroup Global Markets Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0213590416
38.	Common Code:	021359041
39.	German Securities Code (*WKN*):	Not applicable.
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not applicable.
41.	Delivery:	Delivery against payment
42.	Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London
43.	Additional Paying Agent(s) (if any):	Not Applicable.

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments for DEPFA BANK plc and DEPFA ACS Bank (as from 18 March 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: .... By: ....

Duly authorised Duly authorised

Pricing Supplement dated 11th March, 2005 **Series Number: 730**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 10,000,000 Callable Range Accrual Notes due 2008
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	730
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR 10,000,000
6.	Specified Denominations:		EUR 10,000
7.	Issue Date:		11th March, 2005
8.	Maturity Date:		11th March, 2008
9.	Interest Basis:		Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below)

13.	Status of the Instruments:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 11th March, 11th June, 11th September and 11th December in each year, commencing on 11th June, 2005 and ending on the Maturity Date
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
	(vi)	Screen Rate Determination:	Not Applicable
	(vii)	ISDA Determination:	As set out in Annex A
	(viii)	Margin(s):	Not Applicable
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	30/360, unadjusted
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	As set out in Annex A
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The Notes are callable in whole only, at par, on 11th March and 11th September in each year, commencing on 11th September, 2005 and ending on 11th September, 2007
(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	EUR 10,000 per Instrument of EUR 10,000 Specified Denomination
(iii)	If redeemable in part:	Not Applicable
(a)	Minimum Redemption Amount:	Not Applicable
(b)	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	EUR 10,000 per Instrument of EUR 10,000 Specified Denomination
24.	**Early Redemption Amount**	Conditions Apply
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)
35.	Additional selling restrictions:	**Greece** Each Dealer has represented and agreed that it has not publicly offered or sold and will not publicly offer or sell any Notes, in, or to persons in, the Hellenic Republic, or engage in advertisements, notices, statements or other actions in the Hellenic Republic, with a view to attracting resident investors in the Hellenic Republic to acquire Notes. All applicable provisions of law 876/1979 and Presidential Decree 52/1992, as now in force, must be complied with in respect of anything done with regard to the public offering of Notes in, from or otherwise involving the Hellenic Republic.
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0214060740
38.	Common Code:	021406074
39.	German Securities Code (*WKN*):	Not Applicable

40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ....
Duly authorised

By: ....
Duly authorised

XS0214221854000

Pricing Supplement dated 9 March 2005 Series Number: 735

DEPFA BANK plc
DEPFA ACS BANK
Issue of New Turkish Lira ("TRY") 50,000,000 13.60 per cent. Instruments
due 14 March 2008 (the "Instruments")
issued under the €15,000,000,000 Programme for the Issuance
of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1	Issuer:		DEPFA BANK plc
2	(i)	Series Number:	735
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	1
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5	(i)	Issue Price:	100.62 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	TRY 48,510,000 (less agreed expenses)
6	Specified Denominations:		TRY 1,000 and multiples thereof
7	(i)	Issue Date:	14 March 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		14 March 2008
9	Interest Basis:		13.60 per cent. Fixed Rate
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	Status of the Instruments:		Senior, unsecured, unsubordinated

14	Listing:	The Official List of the United Kingdom Listing Authority
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate of Interest:	13.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 March in each year commencing 14 March 2006 and ending on the Maturity Date, adjusted in accordance with the Following Business Day Convention
	(iii)	Fixed Coupon Amount(s):	TRY 135 per TRY 1,000 in Nominal Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction	Actual/Actual (ISMA)
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17	**Floating Rate Instrument Provisions**		Not Applicable
18	**Zero Coupon Instrument Provisions**		Not Applicable
19	**Index-Linked Interest Instrument Provisions**		Not Applicable
20	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	**Call Option**	Not Applicable
22	**Put Option**	Not Applicable
23	**Final Redemption Amount of each Instrument**	TRY 1,000 per Instrument of TRY 1,000 Specified Denomination
24	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for

		Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, TARGET and Istanbul
27	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) KBC Bank NV Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Dresdner Bank AG London Branch Fortis Bank nv-sa UBS Limited

	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
34	If non-syndicated, name of Dealer:	Not Applicable
35	Additional selling restrictions:	**Republic of Turkey** Each Manager has acknowledged that pursuant to Article 15 of Decree No. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Instruments issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Instruments should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the Capital Market Legislation of Turkey. Each Manager has represented, warranted and agreed that it is not permitted to distribute any disclosure documents relating to the issue of the Instruments in Turkey without observing the provisions of the Communique III, No. 20 of the Capital Market Board regarding the Sale of Foreign Capital Market Instruments in Turkey.
36	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37	ISIN Code:	XS0214221854
38	Common Code:	21422185
39	German Securities Code (*WKN*):	A0DZP4
40	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41	Delivery:	Delivery against payment
42	Fiscal Agent:	Deutsche Bank AG
43	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt

Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 14 March 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ______________ By: ______________

Duly authorised Duly authorised

DEPFA BANK plc
DEPFA ACS BANK

Issue of USD 10,000,000 Floating Rate Instruments due 2010
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	740
3.	Specified Currency or Currencies:	United States Dollars ("USD")
4.	Aggregate Nominal Amount:	USD 10,000,000
5.	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 10,000,000
6.	Specified Denominations:	USD 10,000
7.	Issue Date and Interest Commencement Date:	March 21, 2005
8.	Maturity Date:	March 22, 2010
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior Unsecured Unsubordinated

14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Instrument Provisions		Not Applicable
17.	Floating Rate Instrument Provisions		Applicable
18.	Zero Coupon Instrument Provisions		Not Applicable
19.	Index-Linked Interest Instrument Provisions		Applicable
	(i)	Index/Formula:	See attached Schedule
	(ii)	Calculation Agent responsible for calculating the interest due:	Société Générale will act as calculation agent (the "Calculation Agent") for the determination of the Rate of Interest. The calculations and determinations of the Calculation Agent will be conclusive and binding upon the Issuer, the Agent and the Instrumentholders, in the absence of manifest error.
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See attached Schedule
	(iv)	Specified Interest Payment Dates:	See attached Schedule
	(v)	Business Day Convention:	Modified Following Business Day Convention
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	0%
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Actual/ 360, adjusted
20.	Dual Currency Instrument Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Call Option	Not Applicable
22.	Put Option	Not Applicable
23.	Final Redemption Amount of each Instrument	USD 10,000 per Instrument of USD 10,000 Specified Denomination
24.	Early Redemption Amount	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions Apply

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments on 60 days' notice at any time.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	New York City, London and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.		If non-syndicated, name of Dealer:	Société Générale
35.		Additional selling restrictions:	Not Applicable
36.		TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0214411638
38.	Common Code:	21441163
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from March 21, 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

SCHEDULE

(This Schedule forms part of the Pricing Supplement to which it is attached)

Interest Amounts determination

Formula:

The Interest Amount payable in respect of each Interest $Period_{(i)}$ and each Instrument on the relevant Interest Payment Date (as defined below) will be obtained by multiplying the relevant Rate of $Interest_{(i)}$ by the Nominal Amount of each Instrument and the Day Count Fraction.

where:

"Nominal Amount" means the nominal amount of one Instrument (i.e. USD 10,000).

"Rate of $Interest_{(i)}$" means such rate per annum relating to the Interest $Period_{(i)}$ as set out in the table below and determined by the Calculation Agent:

Interest $Period_{(i)}$	**Rate of $Interest_{(i)}$**
For the 1st period (i=1)	$LIBOR_{(i)}$ + 0.26%
From the 2nd period (i=2) to the 5th period (i=5)	Min [(Rate of $Interest_{(i-1)}$ + 0.45%); ($LIBOR_{(i)}$+0.26%)]

"Rate of $Interest_{(i-1)}$" means, in respect of an Interest $Period_{(i)}$, the Rate of Interest applicable to the Interest Period immediately preceding such Interest $Period_{(i)}$.

Additional definitions:

"**$LIBOR_{(i)}$**" means, for an Interest $Period_{(i)}$, the rate for deposits in USD which is defined under, and shall be determined by the Calculation Agent in accordance with, the Floating Rate Option "USD-LIBOR-BBA" (as defined in the ISDA Definitions) with a Designated Maturity of 12 months and a Reset Date being the first day of such Interest $Period_{(i)}$ except that the screen page for determining $LIBOR_{(i)}$ will be the Reuters page LIBOR01 instead of Telerate page 3750.

"Interest Payment Dates" means March 21 in each year, from and including March 21, 2006 to and including the Maturity Date subject to adjustment in accordance with the Modified Following Business Day Convention.

"Interest $Period_{(i)}$" means any period between the Issue Date (included) and the first Interest Payment Date (excluded) and thereafter between two successive Interest Payment Dates (the first one included and the second one excluded).
"i" ranks 1 for the first Interest Period, 2 for the second Interest Period … and 5 for the final Interest Period.

"ISDA Definitions" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc.

DEPFA BANK plc

Issue of EUR 6,000,000
Callable Range Accrual Note due March 2008
under the
Euro 15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	756
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	(i) Series:	EUR 6,000,000
	(ii) Tranche:	EUR 6,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 1,000
7.	Issue Date:	31 March 2005
8.	Maturity Date:	The Specified Interest Payment Date falling in March 2008
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Senior Unsecured Unsubordinated.

14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable
	(i) Index/Formula	See Annex
	(ii) Calulation Agent responsible for calculating the interest due:	BNP Paribas
	(iii) Provisions for determinig Coupon where calculation by reference to Index and/or Formula is impossible of impracticable:	None
	(iv) Specified Interest Payment Dates:	Quarterly. The last calendar day in March, June, September and December in each year from and including June 2005 to and including March 2008.
	(v) Business Day Convention:	Modified Following Business Day Convention but without adjustment to the Interest Amounts due or to any Specified Period.
	(vi) Additional Business Centre(s):	TARGET and London.
	(vii) Minimum Rate of Interest:	Not Applicable
	(viii) Maximum Rate of Interest:	Not Applicable
	(ix) Day Count Fraction:	30/360
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each Specified Interest Payment Date from and including the

			Specified Interest Payment Date falling in June 2005 to and including the Specified Interest Payment Date falling in December 2007.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 1,000 per Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Not less than 5 (five) London and TARGET Business Days prior to the relevant Optional Redemption Date.
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount**		Par
24.	**Early Redemption Amount**		
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	BNP Paribas
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0215884072
38.	Common Code:	21588407
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 31 March 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By:	.... Duly authorised	By:	.... Duly authorised

MTN - 646
XS0217130909
TD Securities

Pricing Supplement dated 15 April 2005 **Series Number: 764**

DEPFA BANK plc
DEPFA ACS BANK

Issue of PLN 150,000,000 5.00 per cent. Instruments due 2010
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	764
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Polish Zloty ("**PLN**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	PLN 150,000,000
	(ii)	Tranche:	PLN 150,000,000
5.	(i)	Issue Price:	100.55 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	PLN 148,012,500 (less agreed expenses)
6.	Specified Denominations:		PLN 1,000
7.	(i)	Issue Date:	20 April 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		20 April 2010
9.	Interest Basis:		5.00 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	20 April in each year commencing on 20 April 2006
	(iii) Fixed Coupon Amount:	PLN 50 per PLN 1,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	PLN 1,000 per Instrument of PLN 1,000 Specified Denomination

24.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	PLN 1,000 per Instrument of PLN 1,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Warsaw and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Commerzbank Aktiengesellschaft DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Dresdner Bank AG London Branch Fortis Bank nv-sa WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG Dexia Banque International à Luxembourg, société anonyme acting under the name of Dexia Capital Markets KBC Bank NV
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
34.		If non-syndicated, name of Dealer:	Not Applicable
35.		Additional selling restrictions:	**Republic of Poland** Each Manager understands that the Instruments have not been and will not be registered under the Polish Law on Public Trading in Securities of 21 August 1997, as amended. The Instruments will also not be registered under any subsequent Polish law on public offer and conditions of introduction of financial instruments to the organised exchange systems which may be adopted by the Polish Parliament in order to implement the provisions of Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading (amending Directive 2001/34/EC) into Polish law. Accordingly, each Manager agrees that it has offered or sold and will offer and sell any Instruments to residents in the Republic of Poland as part of their initial distribution only in accordance with the applicable Polish laws and regulations as amended or supplemented from time to time. Each Manager represents that it has not offered, sold or delivered and will not offer, sell or deliver the Instruments in

Poland in the course of Public Trading as part of their initial distribution or otherwise to residents of Poland. Each Manager acknowledges that the acquisition and holding of the Instruments by residents of Poland may be subject to restrictions imposed by Polish law (including foreign exchange regulations) and that the offers and sales of the Instruments to Polish residents or within Poland in secondary trading may also be subject to restrictions.

36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0217130409
38.	Common Code:	021713040
39.	German Securities Code (*WKN*):	A0D1MX
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 20 April 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

MANAGING DIRECTOR ASSOCIATE DIRECTOR

Pricing Supplement dated 20 April, 2005 **Series Number: 767**

DEPFA BANK plc

Issue of Euro 13,000,000 CMS Spread Notes 2005-2025
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	767
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro
4.	Aggregate Nominal Amount:		
	(i)	Series:	Euro 13,000,000
	(ii)	Tranche:	Euro 13,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	Euro 13,000,000
6.	Specified Denominations:		Euro 100,000
7.	(i)	Issue Date:	22 April, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	N/A
8.	Maturity Date:		22 April, 2025
9.	Interest Basis:		Year 1 – 2: 5 % Fixed Rate Year 3 – 20: Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment		Notes will change into another Interest Basis on 22 April 2007:

	Basis:		EUR-CMS as described in paragraph 17 below
12.	Put/Call Options:		N/A
13.	Status of the Instruments:		Senior/Unsubordinated
14.	Listing:		The Official List of the United Kingdom Listing Authority
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Applicable Year 1 – 2:
	(i)	Rate of Interest:	5 per cent. per annum payable annually in arrears
	(ii)	Interest Payment Date(s):	22 April in each year
	(iii)	Fixed Coupon Amount[(s)]:	Euro 5,000 per Euro 100,000 in Nominal Amount
	(iv)	Broken Amount(s):	N/A
	(v)	Day Count Fraction:	30/360
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable Year 3 – 20:
	(i)	Specified Interest Payment Dates:	22 April in each year
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s):	N/A
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	N/A
	(vi)	Screen Rate Determination:	N/A
		- Reference Rate:	

		- Interest Determination Date(s):	
		- Relevant Screen Page:	
	(vii)	ISDA Determination:	Applicable
		- Floating Rate Option:	When X>0,5% than CMS10*105%. When 0,30%<X<=0,5% than CMS10*90%. When X<=0,3% than 2 % p.a. X= EUR-CMS10 minus EUR-CMS2 EUR-CMS means EUR-ISDA-EURIBOR Swap Rate-11:00 published on the Reuters Screen ISDAFIX2 page under the heading "EURIBOR Basis-FRF" as of 11:00 a.m. Frankfurt time or any successor
		- Designated Maturity:	2 respectively 10 years
		- Reset Date:	First Day of Interest Period
	(viii)	Margin(s):	N/A
	(ix)	Minimum Rate of Interest:	2 per cent. per annum
	(x)	Maximum Rate of Interest:	N/A
	(xi)	Day Count Fraction:	30/360
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	N/A
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Condition 10 applies

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments at any time
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Erste Bank der oester-reichischen Sparkassen
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0217459105
38.	Common Code:	021745910
39.	German Securities Code (*WKN*):	A0D1YX
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	N/A

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 22 April, 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: ....

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 20,000,000 Fixed Rate and CMS-Linked Instruments due May 2035
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	770
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000
	(ii)	Tranche:	EUR 20,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 20,000,000
6.	Specified Denominations:		EUR 500,000
7.	(i)	Issue Date:	16 May 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		The Interest Payment Date falling in May 2035, subject to the Call Option
9.	Interest Basis:		**From and including the Issue Date to but excluding 16 May 2008:** 8.00 per cent. per annum fixed rate

		From and including 16 May 2008 but excluding the Maturity Date:
		See the Annex hereto
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Senior Unsubordinated
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	**From and including the Issue Date to but excluding 16 May 2008:**
		8.00 per cent. per annum payable annually in arrear
		From and including 16 May 2008 but excluding the Maturity Date:
		See the Annex hereto
	(ii) Interest Payment Dates:	16 May in each year commencing on 16 May 2006
	(iii) Fixed Coupon Amount:	**From and including the Issue Date to but excluding 16 May 2008:**
		EUR 40,000 per Instrument of EUR 500,000 Specified Denomination
		From and including 16 May 2008 but excluding the Maturity Date:
		EUR 32,500 per Instrument of

			EUR 500,000 Specified Denomination if the Spread is set above 0.20 per cent; and Zero otherwise (further details set out in the Annex hereto)
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	See the Annex hereto
17.	**Floating Rate Instrument Provisions**		Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Dates:	The Interest Payment Date falling in May 2008 and annually on each Interest Payment Date thereafter
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount:	EUR 500,000 per Instrument of EUR 500,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	5 Business Days prior to relevant Optional Redemption Date
22.	**Put Option**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

23.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive

		Instruments in the limited circumstances specified in the Permanent Global Instrument.
24.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
25.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	Yes. There will be Talons in the event that the Permanent Global Instrument is exchanged for Definitive Instruments prior to the Interest Payment Date falling in May 2008
26.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
27.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
28.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
29.	Consolidation provisions:	Not Applicable
30.	Other terms or special conditions:	See the Annex hereto

DISTRIBUTION

31.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
32.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited It is intended that a significant number of the Instruments will be held by Morgan Stanley & Co. International Limited for its own account
33.	Additional selling restrictions:	Not Applicable
34.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

35.	ISIN Code:	XS0217724458
36.	Common Code:	021772445
37.	German Securities Code (*WKN*):	Not Applicable
38.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment
40.	Fiscal Agent:	Deutsche Bank AG
41.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 16 May 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Pricing Supplement dated 18th April 2005 **Series Number: 773**

DEPFA BANK plc

Issue of EUR 100,000,000 Floating Rate Instruments due October 2006
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	Series Number:		773
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	N/A
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 100,000,000
6.	Specified Denominations:		EUR 100,000
7.	Issue Date:		25 April 2005
8.	Maturity Date:		The Specified Interest Payment Date falling in October 2006
9.	Interest Basis:		Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Instruments:	Senior Unsubordinated
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	25 July 2005, 25 October 2005, 25 January 2006, 25 April 2006, 25 July 2006 and 25 October 2006
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month EURIBOR
		- Interest Determination Date(s):	The second day on which the TARGET System is open prior to the start of each Interest Period
		- Relevant Screen Page:	Reuters Page EURIBOR01
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	- 0.01 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360, adjusted

	(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	EUR 100,000 per Instrument of EUR 100,000 Specified Denomination
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	The Royal Bank of Scotland plc
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0217832186
38.	Common Code:	021783218
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 25 April 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: .... By: ....

Duly authorised Duly authorised

EXECUTION COPY

Pricing Supplement dated 10 May 2005 **Series Number: 780**

DEPFA BANK plc
DEPFA ACS BANK

Issue of TRY 50,000,000 14.25 per cent. Instruments due 14 November 2006 under the €15,000,000,000 Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	780
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5.	(i)	Issue Price:	100.63 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	TRY 49,640,000 (less agreed expenses)
6.	Specified Denominations:		TRY 1,000
7.	(i)	Issue Date:	12 May 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	12 May 2005
8.	Maturity Date:		14 November 2006
9.	Interest Basis:		14.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	14.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	Interest on the Instruments is payable annually in arrear on 14 November each year commencing on 14 November 2005. There will be a short first coupon from and including the Issue Date to but excluding 14 November 2005.
	(iii) Fixed Coupon Amount:	TRY 142.50 per Instrument of TRY 1,000 specified denomination.
	(iv) Broken Amount(s):	In respect of the first Interest Period (being the Interest Period from, and including the Issue Date to, but excluding, 14 November 2005): TRY 72.62 per Instrument of TRY 1,000 specified denomination.
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	TRY 1,000 per Instrument of TRY 1,000 Specified Denomination
24.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	TRY 1,000 per Instrument of TRY 1,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Istanbul and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	The Toronto-Dominion Bank Deutsche Bank AG London Dexia Banque International à Luxembourg, société anonyme acting under the name of Dexia Capital Markets DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Fortis Bank nv-sa ING Bank N.V. KBC Bank NV Royal Bank of Canada Europe Limited UBS Limited WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
34.	If non-syndicated, name of Dealer:	Not Applicable
35.	Additional selling restrictions:	**Turkey** Each Manager represents and agrees that it has not and will not offer or sell any Instruments, directly or indirectly, in the Republic of Turkey or to any person or corporate or other resident in the Republic of Turkey except in accordance with the applicable laws and regulations of the Republic of Turkey in force from time to time.
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0218819885
38.	Common Code:	21881988
39.	German Securities Code (*WKN*):	A0D2PJ
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 12 May 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised   Duly authorised

Pricing Supplement dated 16th June, 2005 Series Number: 802

DEPFA BANK plc
DEPFA ACS BANK

Issue of JPY 500,000,000 Floating Rate Instruments due 20th June, 2012
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30th July, 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

There are significant risks associated with the Instruments described herein which may include, inter alia, interest rate risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting, and tax advisors about the risk associated with an investment in these Instruments, the appropriate tools to analyse that investment, and the suitability of that investment in each investor's particular circumstances. No investor should purchase the Instruments described herein unless that investor understands and has sufficient financial resources to bear the price, market, liquidity, structure, and other risks associated with an investment in these Instruments.

The Dealer makes no representation as to the existence of a secondary market for the Instruments. The market value can be expected to fluctuate significantly and investors should be prepared to assume the market risks associated with these Instruments.

1.	Issuer:	DEPFA Bank plc
2.	Series Number:	802
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	JPY 500,000,000
5.	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount
6.	Specified Denominations:	JPY 1,000,000
7.	Issue Date:	20th June, 2005
8.	Maturity Date:	The Interest Payment Date falling in or nearest to June, 2012
9.	Interest Basis:	6 month LIBOR – 0.08 per cent per annum Floating Rate Notes (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:		None
13.	Status of the Instruments:		Senior Unsecured Unsubordinated
14.	Listing:		The Official List of the United Kingdom Listing Authority
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	20th June and 20th December in each year from and including 20th December, 2005 to and including 20th June, 2012 in each case subject to adjustment in accordance with the Business Day Convention specified below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	For the avoidance of doubt, Business Days shall be London and Tokyo
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Not Applicable
		- Interest Determination	Not Applicable
		- Date(s): Relevant Screen Page:	Not Applicable
	(vii)	ISDA Determination:	
		- Floating Rate Option:	JPY – LIBOR – BBA
		- Designated Maturity:	Six months
		- Reset Date:	First day of each Specified Interest Period
	(vii)	Margin(s):	- 0.08 per cent per annum
	(ix)	Minimum Rate of Interest:	Zero per cent
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360

	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Condition 10 applies

GENERAL PROVISIONS APPLICABLE TO THE PFANDBRIEF INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt, "Payment Business Day" means a London and Tokyo Business Day
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments:	Not Applicable

	amount of each instalment, date on which each payment is to be made:	
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Nomura International plc
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0220952005
38.	Common Code:	022095200
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG, London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK as from 20th June, 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Pricing Supplement dated 10 June 2005 **Series Number: 804**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 10,000,000 CMS Capped Bonds due 14 June 2020
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	804
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 10,000,000
6.	Specified Denominations:		EUR 500,000
7.	(i)	Issue Date:	14 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		14 June 2020, subject to the Call Option (see item 21 below)
9.	Interest Basis:		Fixed Rate for the period from and including the Issue Date to but excluding 14 June 2006. Index Linked Interest thereafter (further particulars specified below).

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 14 June 2006, the Notes shall bear interest on a Fixed Rate basis (further particulars specified in item 16 below). For the period from and including 14 June 2006 to but excluding the Maturity Date, the Notes shall bear interest on an Index Linked basis (further particulars specified in item 19 below).
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Unsubordinated
14.	Listing:	The Official List of the United Kingdom Listing Authority.
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate(s) of Interest:	6.50 per cent. per annum payable quarterly in arrear.
	(ii)	Interest Payment Date(s):	Interest is payable quarterly in arrear on 14 September 2005, 14 December 2005, 14 March 2006 and 14 June 2006, subject in each case to adjustment in accordance with the Modified Following Business Day Convention.
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/360
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**		Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument**		

Provisions

(i) Index/Formula:

The Rate of Interest in respect of each Interest Period falling during the period from (and including) the Interest Payment Date falling in June 2006 to (but excluding) the Maturity Date will be a percentage rate per annum, which shall never be less than 1.50 per cent. per annum, as determined by the Determination Agent in its sole discretion, which is equal to the lower of the Index and (five times the Spread).

Where:

"**Index**" means 10 Year Euro CMS.

"**Spread**" means an amount equal to 10 Year Euro CMS observed on the Interest Determination Date minus 2 Year Euro CMS observed on the Interest Determination Date.

"**10 Year Euro CMS**" means, in respect of an Interest Period, the mid-market annual swap rate (expressed as a percentage) for Euro swap transactions with a maturity of 10 years which appears on the Reuters Screen ISDAFIX2 page under the heading "EURIBOR BASIS-EUR" and above the caption "11.00 AM FRANKFURT" as of 11.00 a.m., Frankfurt time on the Interest Determination Date, as determined by the Determination Agent acting in good faith and in a commercially reasonable manner.

"**2 Year Euro CMS**" means, in respect of an Interest Period, the mid-market annual swap rate (expressed as a percentage) for Euro swap transactions with a maturity of 2 years, which appears on the Reuters Screen ISDAFIX2 page under the heading "EURIBOR BASIS-EUR" and above the caption "11.00 AM FRANKFURT" as of 11.00 a.m., Frankfurt time on the Interest Determination Date, as determined by the Determination Agent acting in good faith and in a commercially reasonable manner.

"**Determination Agent**" means DEPFA Bank plc.

The "**Interest Determination Date**" in respect of any Interest Period means the

date falling two Business Days prior to the first day of such Interest Period.

"**Business Day**" means a TARGET Settlement Date and a day on which commercial banks and foreign exchange markets settle payments generally in London.

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG, London Branch
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If, in respect of any Interest Determination Date, the rate for the 10 Year Euro CMS and/or, as the case may be, the 2 Year Euro CMS does not appear on the Reuters Screen "ISDAFIX2" (or any successor page) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Determination Agent as if "EUR - Annual Swap Rate - Reference Banks" (as defined below) had been specified as the applicable rate.

Where:

"**EUR - Annual Swap Rate - Reference Banks**" means the per annum rate that is a percentage determined by the Determination Agent on the basis of the mid-market annual swap quotations provided by five major banks in the Euro-zone interbank market (selected by the Determination Agent) at approximately 11:00 am, Frankfurt time, on such applicable day. For this purpose, the mid-market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating euro interest rate swap transaction with a term equal to ten years (in relation to the 10 Year Euro CMS) or, as the case may be, two years (in relation to the 2 Year Euro CMS) commencing on such applicable day and in an amount in euro that is representative for a single transaction in the Euro-zone interbank market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, in each case calculated on an Actual/360 day count basis is equivalent to EUR-EURIBOR-Telerate (as defined in the Annex to the ISDA Definitions (June 2000

Version)), with a maturity of six months. The Determination Agent will request the principal office of each of the foregoing major banks to provide a quotation of its rate. If at least three quotations are provided, 10 Year Euro CMS and/or, as the case may be, the 2 Year Euro CMS will be the arithmetic mean of the quotations, eliminating the highest quotation (or in the event of equality, one of the highest) and the lowest quotation (or in the event of equality, one of the lowest). If two or fewer quotations are provided, the rate for the applicable day will be the arithmetic mean of the quotations. If no quotations are provided, the rate for the applicable day will be as determined by the Determination Agent in its sole discretion.

	(iv)	Specified Interest Payment Dates:	14 March, 14 June, 14 September and 14 December in each year from and including 14 September 2006 up to and including the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention.
	(v)	Business Day Convention:	Modified Following Business Day Convention
	(vi)	Additional Business Centre(s):	London
	(vii)	Minimum Rate of Interest:	1.50 per cent. per annum
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Actual/360
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	14 March, 14 June, 14 September and 14 December in each year from and including 14 June 2006 up to and including 14 March 2020, subject to adjustment in accordance with the Following Business Day Convention.
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such	100 per cent. per Instrument of Specified Denomination

	amount(s):	
(iii)	If redeemable in part:	Not Applicable
(iv)	Notice period (if other than as set out in the Conditions):	Not less than five Business Days' notice to the Instrumentholders prior to an Optional Redemption Date.

22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	100 per cent. per Instrument of Specified Denomination
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	Yes. There will be Talons in the event that the Permanent Global Instrument is exchanged for Definitive Instruments prior to the Interest Payment Date falling in September 2013.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and	Not Applicable

	reconventioning provisions:	
31.	Consolidation provisions:	As set out in Condition 19
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:		Morgan Stanley & Co. International Limited
35.	Additional selling restrictions:		Not Applicable
36.	TEFRA:		The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0221106676
38.	Common Code:	022110667
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG, London Branch
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 14 June 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: [signature] Duly authorised

By: [signature] Duly authorised

Pricing Supplement dated 9 June, 2005 **Series Number: 806**

DEPFA BANK plc
DEPFA ACS BANK

~~Issue of Euro 18,700,000 CMS linked Euro Medium Term Notes 2005-2025~~
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	[(i)]	Series Number:	806
	[(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).]	1
3.	Specified Currency or Currencies:		Euro
4.	Aggregate Nominal Amount:		
	[(i)]	Series:	Euro 18,700,000
	[(ii)	Tranche:	Euro 18,700,000
5.	[(i)]	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	[(ii)	Net proceeds:	Euro 18,700,000
6.	Specified Denominations:		Euro 100,000
7.	[(i)]	Issue Date:	13 June, 2005
	[(ii)	Interest Commencement Date (if different from the Issue Date):	N/A
8.	Maturity Date:		13 June, 2025
9.	Interest Basis:		<u>Year 1 – 2</u>: 5,5 % Fixed Rate <u>Year 3 – 20</u>: Floating Rate (further particulars specified

		below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Notes will change into another Interest Basis on 13 June, 2007: EUR-CMS as described in paragraph 17 below
12.	Put/Call Options:	N/A
13.	Status of the Instruments:	Senior/Unsubordinated
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Applicable <u>Year 1 – 2</u>:
	(i)	Rate[(s)] of Interest:	5,5 per cent. per annum payable annually in arrears
	(ii)	Interest Payment Date(s):	13 June in each year
	(iii)	Fixed Coupon Amount[(s)]:	Euro 5,500 per Euro 100,000 in Nominal Amount
	(iv)	Broken Amount(s):	N/A
	(v)	Day Count Fraction:	30/360
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable <u>Year 3 – 20</u>:
	(i)	Specified Interest Payment Dates:	13 June in each year
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s):	N/A
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest	N/A

		Amount(s) (if not the [Agent]):	
	(vi)	Screen Rate Determination:	N/A
		- Reference Rate:	
		- Interest Determination Date(s):	
		- Relevant Screen Page:	
	(vii)	ISDA Determination:	Applicable
		- Floating Rate Option:	EUR-CMS10*110 per cent. EUR-CMS means EUR-ISDA-EURIBOR Swap Rate-11:00 published on the Reuters Screen ISDAFIX2 page under the heading "EURIBOR Basis-FRF" as of 11:00 a.m. Frankfurt time or any successor
		- Designated Maturity:	10 years (respectively 2 years regarding (x)
		- Reset Date:	First Day of Interest Period
	(viii)	Margin(s):	N/A
	(ix)	Minimum Rate of Interest:	0 per cent. per annum
	(x)	Maximum Rate of Interest:	9 * (EUR-CMS10 minus EUR-CMS2) per cent. per annum
	(xi)	Day Count Fraction:	30/360
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	N/A
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	Par
24.	**Early Redemption Amount**	Condition 10 applies
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments at any time
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Erste Bank der oesterreichischen Sparkassen AG
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0221470486
38.	Common Code:	022147048
39.	German Securities Code (*WKN*):	A0E5UP
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	N/A

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 13 June, 2005)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: .... By: Noel Reynolds

Pricing Supplement dated 16 June 2005 **Series Number: 812**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR100,000,000 Floating Rate Instruments due June 2007
under the Euro 15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA Bank plc
2.	Series Number:	812
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 500,000
7.	(i) Issue Date	20 June 2005
8.	Maturity Date:	19 June 2007, subject to adjustment in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	Floating Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsubordinated and unsecured
14.	Listing:	London

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions:**		Not Applicable
17.	**Floating Rate Instrument Provisions:**		Applicable
	(i)	Specific Period(s)/Specific Interest Payment Dates:	The Specific Interest Payment Dates shall be quarterly on 19 March, 19 June, 19 September and 19 December from and including 19 September 2005 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and there shall be a resulting adjustment to the accrual. There will be a short first period from and including the Issue Date to but excluding the Specific Interest payment Date falling in September 2005 (the "Short First Coupon"), for the avoidance of doubt the Short First Coupon will not be interpolated.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	In accordance with condition 2(a): TARGET
	(iv)	Manner in which the Rates(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	Not Applicable
		- Reference Rate:	3-month EUR-EURIBOR-Telerate
		- Interest Determination Date(s):	Two TARGET Business Days prior to the start of each Specific Period
		- Relevant Screen Page:	Telerate page 248
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	Minus 0.01 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360, adjusted

	(xii) Fall Back provisions, rounding provisions, and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
18.	**Zero Coupon Instrument Provisions:**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions:**	Not Applicable
20.	**Dual Currency Instrument Provisions:**	Not Applicable

PROVISIONS RELATION TO REDEMPTION

21.	**Call Option:**	Not Applicable
22.	**Put Option:**	Not Applicable
23.	**Final Redemption Amount of each Instrument:**	Redemption at par
24.	**Early Redemption Amount:** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	Not Applicable
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) or failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.		If non-syndicated, name of relevant Dealer:	J.P. Morgan Securities Ltd.
35.		Additional selling restrictions:	Not Applicable
36.		TEFRA	TEFRA D shall apply

OPERATIONAL INFORMATION

37.	ISIN:	XS0222490459
38.	Common Code:	22249045
39.	German Securities Code (WKN):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of Euroclear Systems and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 20 June 2005).

RESPONSIBILTIY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: .... By: ....

Pricing Supplement

Pricing Supplement dated 01 March 2005 **Series Number: 718**

DEPFA BANK plc
DEPFA ACS BANK

Issue of Euro 75,000,000 3.00 per cent. / Constant Maturity Swap Floating Rate Instruments due 03 March 2015
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

(i)	Issuer:		DEPFA BANK plc
(ii)	(i)	Series Number:	718
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible)	1
(iii)	Specified Currency or Currencies:		Euro
(iv)	Aggregate Nominal Amount:		
	(i)	Series:	Euro 75,000,000
	(ii)	Tranche:	Euro 75,000,000
(v)	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	Euro 75,000,000
(vi)	Specified Denominations:		Euro 1,000
(vii)	(i)	Issue Date:	03 March 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
(viii)	Maturity Date:		03 March 2015
(ix)	Interest Basis:		<u>Year 1:</u> 3.00 % p.a. Fixed Rate (further particulars specified below) <u>Years 2-10:</u> 0.84 x 10-Years CMS rate EURIBOR p.a. Floating Rate (further particulars specified below)

(x)	Redemption/Payment Basis:	Redemption at par
(xi)	Change of Interest or Redemption/Payment Basis:	Year 1: Fixed Rate, Years 2-10: Floating Rate
(xii)	Put/Call Options:	Not Applicable
(xiii)	Status of the Instruments:	Senior, Unsecured, Unsubordinated
(xiv)	Listing:	The Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange
(xv)	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

(xvi)	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rates of Interest:	03 March 2005 (incl.) to 03 March 2006 (excl.): 3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	03 March 2006, in accordance with the Following Business Day Convention, Unadjusted
	(iii)	Fixed Coupon Amount(s):	03 March 2005 (incl.) to 03 March 2006 (excl.): Euro 30.00 per Euro 1,000 in Nominal Amount;
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ISMA Rule 251)
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
(xvii)	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	03 March in each of the years 2007 to 2015, commencing on 03 March, in accordance with the Business Day Convention specified below
	(ii)	Business Day Convention:	Following Business Day Convention, Unadjusted
	(iii)	Additional Business Centre(s):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable

	(vi)	Screen Rate Determination:	
		- Reference Rate:	10-Years CMS rate EURIBOR
		- Interest Determination Date(s):	Two TARGET Business Days prior to the first day of each Interest Period
		- Relevant Screen Page:	Reuters page „ISDAFIX2“ as at 11:00 a.m. (Frankfurt time)
	(vii)	ISDA Determination:	
		- Floating Rate Option:	0.84 x 10-Years CMS rate EURIBOR 11:00 a.m. (Frankfurt time) as per Reuters page „ISDAFIX2“
		- Designated Maturity:	1 year
		- Reset Date:	The first day of each Interest Period
	(viii)	Margin(s):	Not Applicable
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/Actual (ISMA Rule 251)
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
(xviii)	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

(xix)	**Call Option**	Not Applicable
(xx)	**Put Option**	Not Applicable
(xxi)	**Final Redemption Amount of each Instrument**	Euro 1,000 per Instrument of Euro 1,000 Specified Denomination
(xxii)	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

(xxiii)	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited

		circumstances specified in the Permanent Global Instrument.
(xxiv)	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET, Clearing System and Frankfurt am Main
(xxv)	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
(xxvi)	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
(xxvii)	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
(xxviii)	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
(xxix)	Consolidation provisions:	Not Applicable
(xxx)	Other terms or special conditions:	Not Applicable

DISTRIBUTION

(xxxi)	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
(xxxii)		If non-syndicated, name of Dealer:	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
(xxxiii)		Additional selling restrictions:	Not Applicable
(xxxiv)		TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

(xxxv)	ISIN Code:	DE000A0DY6Q5
(xxxvi)	Common Code:	021317055
(xxxvii)	German Securities Code (*WKN*):	A0DY6Q
(xxxviii)	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main
(xxxix)	Delivery:	Delivery against payment
(xl)	German Fiscal Agent:	Deutsche Bank Aktiengesellschaft
(xli)	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 03 March 2005).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... Duly authorised

By: .... Duly authorised

Noel Reynolds
Managing Director
Accounting
DEPFA BANK plc

DEPFA BANK plc
Mrs. Anne O'Keefe
Settlements
1 Commons Street
Dublin 1
Ireland

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank
Platz der Republik
60265 Frankfurt am Main

Phone: +49 69 7447-01
Fax: +49 69 7447-1685
mail@dzbank.de
www.dzbank.de

Ilka Großmann
Fixed Income
F/FIAD
Extension: -3542
Fax: -2518
ilka.grossmann@dzbank.de

01 March 2005

DEPFA BANK plc (the "Issuer"), Dublin , Republic of Ireland
EUR 75,000,000 3.00 per cent / CMS Floating Rate Instruments
due 03 March 2015 (the "Instruments")
Issued as Series 718 pursuant to the Issuer's Euro 15,000,000,000
Programme for the Issuance of Debt Instruments
ISIN: DE000A0DY6Q5 // WKN: A0DY6Q // CC: 021317055

Dear Mrs. O'Keefe,

Subject to the signing of the Pricing Supplement of the above mentioned issue and subject to the receiving of the documents referred to in the Dealer Accession Letter, we are pleased to advise you that the net proceeds of the Instruments in the amount of **EUR 75,000,000** are calculated as follows:

EUR 75,000,000
at the Purchase Price of 100.00 per cent.: **EUR 75,000,000**

On the Settlement Date, 03 March 2005, we will, according to your payment instruction, credit the net proceeds of the Instruments to the account no. 8514 with Clearstream Banking AG, Frankfurt am Main, of the Fiscal Agent Deutsche Bank AG against delivery of the Instruments to the account no. 7160 of Deutsche WertpapierService Bank AG (dwp bank AG), as provider of DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, with Clearstream Banking AG, Frankfurt am Main.

Yours faithfully,

DZ BANK AG

....

CC: Deutsche Bank AG (as Fiscal Agent)

Pricing Supplement

EXECUTION COPY

Pricing Supplement dated 28 April 2005 **Series Number: 768**

DEPFA BANK plc
(the «Issuer»)

Issue of CHF 100,000,000 Floating Rate Notes due 6 May 2008
(the «Instruments»)

under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum as supplemented by the listing prospectus dated 28 April 2005.

(i)	Issuer:		DEPFA BANK plc
(ii)	(i)	Series Number:	768
	(ii)	Tranche Number:	Not applicable
(iii)	Specified Currency or Currencies:		Swiss Francs (CHF) being the lawful currency of Switzerland
(iv)	Aggregate Nominal Amount:		CHF 100,000,000
(v)	(i)	Issue Price:	100.05 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	CHF 100,000,000.00
(vi)	Specified Denominations:		CHF 10,000 and multiples thereof
(vii)	(i)	Issue Date:	6 May 2005
	(ii)	Interest Commencement Date:	6 May 2005
(viii)	Maturity Date:		6 May 2008
(ix)	Interest Basis:		3-Month-CHF-LIBOR Floating Rate(further particulars specified below)

(x)	Redemption/Payment Basis:	Redemption at par
(xi)	Change of Interest or Redemption/Payment Basis:	Not applicable
(xii)	Put/Call Options:	Not applicable
(xiii)	Status of the Instruments:	Unsubordinated /Senior / Unsecured
(xiv)	Listing:	SWX Swiss Exchange The Issuer confirms that it has authorised the Lead Manager to make or cause to be made an application on its behalf for the Instruments to be listed on the Stock Exchange and agrees to deliver to the Stock Exchange copies of the Swiss Prospectus and to take such other steps as may be required for the purpose of obtaining such listing. The Issuer will use all reasonable endeavours to obtain and maintain such listing for as long as any Instrument is outstanding. If, however, it is unable to do so, having used such endeavours, or if the maintenance of such listing is unduly onerous in the opinion of the Issuer and an independent investment bank, the Issuer will instead use all reasonable endeavours promptly to obtain and thereafter to maintain a listing for the Instruments on such other stock exchange as it may (with the approval of an independent investment bank) decide or, failing such decision, as an independent investment bank may reasonably determine.
(xv)	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

(xvi)	**Fixed Rate Instrument Provisions**	Not Applicable
(xvii)	**Floating Rate Instrument Provisions**	Applicable
	(i) Specified Interest Payment Dates:	6 August, 6 November, 6 February and 6 May in each year, commencing (and excluding) 6 August 2005, ending (and excluding) 6 May 2008
	(ii) Business Day Convention:	Following Business Day Convention
	(iii) Additional Business Centre(s):	Zurich
	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate:Determination/ Telerate page 3740 / 3750 (Bloomberg)
	(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	UBS AG, Zurich in its capacity as Swiss Principal Paying Agent
	(vi) Screen Rate Determination:	
	- Reference Rate:	CHF 3-month-LIBOR flat
	- Interest Determination Date(s):	Two business days in Zurich prior to the interest payment dates
	- Relevant Screen Page:	Telerate page 3740/ 3750 (Bloomberg)
	(vii) ISDA Determination:	
	- Floating Rate Option:	Not applicable
	- Designated Maturity:	Not applicable
	- Reset Date:	Not applicable
	(viii) Margin(s):	Not applicable
	(ix) Minimum Rate of Interest:	Not applicable
	(x) Maximum Rate of Interest:	Not applicable
	(xi) Day Count Fraction:	Actual / 360, unadjusted
	(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not applicable
(xviii)	**Zero Coupon Instrument Provisions**	Not Applicable

(xix)	**Index-Linked Interest Instrument Provisions**	Not Applicable
(xx)	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

(xxi)	**Call Option**	Not Applicable
(xxii)	**Put Option**	Not Applicable
(xxiii)	**Final Redemption Amount of each Instrument**	CHF 10,000 per Instrument of CHF 10,000 (in aggregrate CHF 100,000,000)
(xxiv)	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	CHF 10,000 per Instrument of CHF 10,000 (in aggregrate CHF 100,000,000)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

(xxv)	Form of Instruments:	Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances as specified below: The Permanent Global Instrument will be exchanged for Definitive Instruments in whole but not in part only at the option of UBS AG, Zurich and any successor thereto (the "Swiss Principal Paying Agent"). The Issuer irrevocably authorizes the Swiss Principal Paying Agent to arrange for the printing and delivery of the Definitive Instruments with Coupons attached in the name of and at the expense of the Issuer, if the presentation of Definitive Instruments and Coupons is required by Swiss or foreign laws and regulations in connection with the enforcement of

		rights (including, without limitation, in cases of bankruptcy, consolidation or reorganization of the Issuer). In such case, the Instruments and Coupons will be printed in accordance with the rules and regulations of the SWX Swiss Exchange. The Issuer has irrevocably authorized the Swiss Principal Paying Agent to reproduce on the Definitive Instruments signatures deposited with the Swiss Principal Paying Agent. Should the Definitive Instruments and Coupons be printed, the Swiss Principal Paying Agent will then exchange the Global Instrument deposited with SIS SegaInterSettle AG against the Definitive Instruments and Coupons and thereupon cancel and return the Global Instruments to the Issuer. Unless exchanged for Definitive Instruments, the Instruments are transferred in book-entry form only.
(xxvi)	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Zurich, Switzerland
(xxvii)	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
(xxviii)	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
(xxix)	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
(xxx)	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

(xxxi)	Consolidation provisions:	Not Applicable
(xxxii)	Other terms or special conditions:	The following provision shall be inserted at the end of Condition 20: "Notwithstanding the preceding paragraph, so long as the Instruments are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, notices regarding these Instruments are published in electronic form on www.swx.com. The following provisions shall be inserted as Condition 11(k): "Payments will be made irrespective of any present or future transfer restrictions and outside of any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments. There will at all times be a Swiss principal paying agent having a specified office in Switzerland, unless permitted by applicable law." The following provision shall be inserted as Condition 25(f): "The Issuer agrees to the additional jurisdiction of the Courts of Zurich. In connection with the Instruments, the Issuer elects legal and special domicile at UBS AG, Bahnhofstrasse 45, CH-8001 Zurich, Switzerland (mail address: P.O. Box, CH-8098 Zurich, Switzerland) and agrees that, for the purposes of any proceedings brought in Switzerland,

			holders of all or some of the Instruments shall have the option to be collectively represented (in accordance with all applicable laws and customary practice in Switzerland). The holders of all Instruments (whether or not collectively represented) shall have equal status irrespective of their domicile.

DISTRIBUTION

(xxxiii)	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	UBS AG, acting through its business group UBS Investment Bank
(xxxiv)	If non-syndicated, name of Dealer:		UBS AG, Zurich, Switzerland
(xxxv)	Additional selling restrictions:		Not Applicable
(xxxvi)	TEFRA:		The D Rules apply

OPERATIONAL INFORMATION

(xxxvii)	ISIN Code:	CH0021204372
(xxxviii)	Common Code:	21749290
(xxxix)	Swiss Securities Code (*Valor*):	2.120.437
(xl)	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	SIS SegaInterSettle AG, Olten, Switzerland
(xli)	Delivery:	Delivery against payment
(xlii)	Fiscal Agent:	Not applicable
(xliii)	Additional Paying Agent(s) (if any):	UBS AG, Zurich in its capacity as Swiss Principal Paying Agent

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 6 May 2005)

RESPONSIBILITY
The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised
Dermot M. Cahillane
Executive Director

Duly authorised



Investor Presentation
DEPFA BANK plc
January 2005

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Long-term profitability


€ m
900
800
700
600
500
400
300
200
100
0
Total Revenues
Net profit
Net Interest
Income
2000*
2001
2002
2003
2004/
annualised


35%
30%
25%
20%
15%
10%
5%
0%
RoE after Tax
Cost Income Ratio
2000*
2001
2002
2003
9M 2004

* Segmental reporting

- Increase in Net interest income stems from geographical expansion and enhanced margins. Other revenues result from product diversification.

Financials

Q3 2004 results

	Q 3 2004 € m	Q 3 2003 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	110	93	17	18.3%
Net commission income	14	30	-16	-53.3%
Income from sale of assets	73	35	38	108.6%
Trading result	3	16	-13	-81.3%
of which from securities derivatives	*-1*	*11*	-12	
of which from derivatives valuation	*4*	*5*	-1	
Total revenues	**200**	**174**	**26**	14.9%
Personnel expenditure	-26	-18	-8	44.4%
Other administrative expenditure	-12	-8	-4	50.0%
Depreciation on fixed assets	-3	-2	-1	50.0%
Administrative expenditure	**-41**	**-28**	**-13**	46.4%
Other income and expenditure	-5	-28	23	
Income before taxes	**154**	**118**	**36**	30.5%
Income after income taxes	**130**	**95**	**35**	36.8%
Minority interest income	-1	-2	1	
Group net income	**129**	**93**	**36**	38.7%
Key ratios				
Cost/income ratio	20.5%	16.1%		
Earnings per share (based on number of shares issued)	0.37	0.26	0.11	42.3%
RoE after tax	30.9%	29.6%		
Portfolio	**30.09.2004**	**31.12.2003**		
Public Sector Finance	148,368	138,935	9,433	6.8%
Equity	1,758	1,378	380	27.6%
Total assets	183,003	173,965	9,038	5.2%

Financials

9-month 2004 results

	1 Jan - 30 Sept 04 € m	1 Jan - 30 Sept 03 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	321	268	53	19.8%
Net commission income	55	66	-11	-16.7%
Income from sale of assets	178	87	91	104.6%
Trading result	28	51	-23	-45.1%
of which from securities derivates	*23*	*43*	-20	
of which from derivatives valuation	5	8	-3	
Total revenues	**582**	**472**	**110**	23.3%
Personnel expenditure	-72	-49	-23	46.9%
Other administrative expenditure	-38	-29	-9	31.0%
Depreciation on fixed assets	-6	-4	-2	50.0%
Administrative expenditure	**-116**	**-82**	**-34**	41.5%
Other income and expenditure	-8	-34	26	-76.5%
Income before taxes	**458**	**356**	**102**	28.7%
Income after income taxes	**384**	**277**	**107**	38.6%
Minority interest income	-2	-8	6	-75.0%
Group net income	**382**	**269**	**113**	42.0%
Key ratios				
Cost/income ratio	19.9%	17.4%		
Earnings per share (based on number of shares issued)	1.08	0.76	0.32	42.1%
RoE after tax	32.5%	29.7%		
Portfolio	**30.09.2004**	**31.12.2003**		
Public Sector Finance	148,368	138,935	9,433	6.8%
Equity	1,758	1,378	380	27.6%
Total Assets	183,003	173,965	9,038	5.2%

Financials

Group quarterly p&I

€ m	2003				2004		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net Interest income incl. interest in trading	80	95	93	102	107	104	110
Net Commission Income	20	16	30	23	21	20	14
Net Result from Sale of Assets	18	34	35	17	97	8	73
Net Trading Result	26	9	16	23	-32	57	3
Securities & Derivatives Trading	*16*	*16*	*11*	*18*	*-42*	66	-1
Result from FAS 133	*10*	*-7*	*5*	*5*	*10*	-9	4
Total Operating Income	**144**	**154**	**174**	**165**	**193**	**189**	**200**
Staff Costs and other Admin Exp	-26	-26	-26	-32	-33	-39	-38
Depreciation	-1	-1	-2	-1	-1	-2	-3
Total Expenditure	**-27**	**-27**	**-28**	**-33**	**-34**	**-41**	**-41**
Other Income & Expenditure	-2	-4	-28	-8	-	-3	-5
Change in Provisions for Loan Losses	0	0	0	0	-	-	-
Income before Taxes	**115**	**123**	**118**	**124**	**159**	**145**	**154**
Income & Deferred Tax	-29	-27	-23	-17	-34	-16	-24
Income after Taxes	**86**	**96**	**95**	**107**	**125**	**129**	**130**
Minority Interests	-3	-3	-2	-6	-	-1	-1
Group net income	**83**	**93**	**93**	**101**	**125**	**128**	**129**

Financials

Total net interest income



€ m
71
82
80
95
93
102
107
104
110
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004*
Q2 2004*
Q3 2004*

* since Q1 2004 includes reallocation of minorities expenses (hybrid capital) under FIN 46R

Financials

Scheduled impact of bonuses (cash/share compensation scheme)

€ m	2002	2003	2004	Q1 04	Q2 04	Q3 04	2005	2006	Recognition for share scheme
P& L effect from scheme 2002	-	10	6	2	1	1	2	-	18
P& L effect from scheme 2003	-	-	21	4	6	6	12	5	38
P& L effect from cash bonus	12	17	N/A	4	5	5	N/A	N/A	N/A

Development in equity 9M 2004

€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Other Comprehensive Income: Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash-flow hedges	Additional Pension Obligation	Accumulated effects of currency translation	Total 2004	Total 2003
Balance at 1 January	**103**	**354**	**838**	**85**	**1**	-3	-	**1,378**	**1,136**
Group Net income			382					382	269
Other comprehensive income				28	3	-1	-	30	-62
Comprehensive Income	-	-	**382**	**28**	**3**	**-1**	-	**412**	**207**
Dividends			-41					-41	-35
Purchase of shares for compensation scheme		-11						-11	-34
Share compensation cost	1	19						20	7
Balance at 30 June	**104**	**362**	**1,179**	**113**	**4**	**-4**	-	**1,758**	**1,281**

- Tier 1 / Total Capital Ratio (BIS) at 30 September 2004: 9.6% / 17.7%

Development of finance volume 2004

Q2 2004

	€ bn
31 March 2004	139.0
New Commitments	20.8
Maturities	-4.9
Sale of Assets	-3.0
Other	-4.6
30 June 2004	147.3

Q3 2004

30 June 2004	147.3
New Commitments	18.1
Maturities	-6.1
Sale of Assets	-6.4
Other	-4.5
30 September 2004	148.4

Financials

New public finance commitments (excl. Infrastructure financing)



€ bn
2002
21.5
2003
Q1
Q2
Q3
Q4
67.2
11.9
15.2
23.4
16.7
09/2004
Q1
Q2
Q3
50.8
11.8
20.8
18.2

Business Development

Public Sector Finance Portfolio

31 Dec 2003



Switzerland 1%
USA 2%
Others 2%
Austria 4%
Belgium 1%
Canada 2%
Finland 1%
France 12%
Supranational 1%
Sweden 2%
Spain 9%
Portugal 1%
Japan 6%
Italy 14%
Greece 2%
United Kingdom 2%
Germany 38%

€ 138.9 bn

30 Sep 2004



Switzerland 1%
Others 2%
Belgium 1%
Sweden 1%
USA 3%
Austria 4%
Canada 2%
Denmark 1%
Supranational 1%
Finland 1%
Spain 8%
Portugal 2%
France 12%
Japan 4%
Italy 14%
Greece 3%
United Kingdom 3%
Germany 36%

€ 148.4 bn

UK PFI Synthetic CLO securitisation transaction November 2004

Essential Public Infrastructure Capital plc ("EPIC")

Distribution by sector


Prisons
5%
Public Buildings
22%
Hospitals
23%
Transport
27%
Schools
23%

Key transaction details

First PFI collateralised loan obligation

Total size:	GBP 392 m
Number of loans:	24
Origin of loans:	UK only
Type of loans:	PPP/PFI
Currency:	GBP

Benefits for DEPFA

- Freeing up of regulatory capital to support loans
- Reduction in risk-weighted assets by ca. € 500 m
- Significant improvement in ROE of infrastructure financing unit
- Know how gained from complex transaction opens the way for similar transactions in the future

Infrastructure Financing

Outline structure



DEPFA BANK
Reference Pool of UK PFI Loans £391.7 m
Bank Swap
Premium
Credit Protection for Losses exceeding the Threshold Amount
KfW
Bank Swap Notional Amount £391.7 m
Senior Swap
Premium
Credit Protection
Interest & Principal
Certificates
Note Proceeds
AMBAC
AAA Super Senior Tranche £355.7 m
Essential Public Infrastructure Capital plc (EPIC)
Assets: KfW Collat-eral
Liabs: Credit Linked Notes
Threshold Amount
Notes
Note Proceeds
Investors
Credit Linked Notes £32.05 m

Phases in DEPFA's development

Building up of geographic presence and value chain

Expansion in Germany	Expansion in Western Europe	Expansion in Central & Eastern Europe	Expansion in Asia	Expansion in USA
1990/91: Privatisation of DEPFA	1993: DEPFA BANK Europe, Dublin. Branches in Madrid, Copenhagen, Paris, Rome, London	**1998:** DEPFA Investment Bank plc, Nicosia/London	**1998:** Tokyo Branch **2003:** Hong Kong Agency	**2003:** New York Agency, converted to Branch in 09/2004 **07/2004:** Chicago agency; San Francisco to follow

1991 → 2004

- Direct primary lending and bond financing
- Arranger of primary bond issues
- Interest rate and credit rating advisory
- Structured transactions
- Project finance and advisory
- Underwriting/ Placement business
- Credit derivatives
- Privatisation advisory
- Securitisation of public sector receivables
- General Obligation bond financing
- Letter of Credit/ Liquidity support

Strategy

Client / product matrix

- Diversification of public sector portfolio
- Steady success with new products developed in response to specific client needs and market trends
- Increasing opportunities to provide financing to offshoots of the state (Transport companies, electricity and gas utilities) on a direct basis under the state guarantee
- Emphasize direct primary business vs. secondary
- Extend product range/improve product delivery
- Cross-selling between traditional and innovative products

Increasing value of client franchise



DEPFA's U.S. activities

DEPFA BANK

PERFORMANCE IN FINANCE

DEPFA BANK´s entry into the U.S. Market

Twofold strategy

DEPFA is entering the U.S. Market with two “techniques”:

- Banking business:
  - Includes funded business like General Obligation Financing (taxable GOs) and Infrastructure Finance
  - Includes unfunded business like Liquidity Support Facilities and Letters of Credit
- Insurance business (Financial Guarantee business)
- In both businesses DEPFA is taking a step by step approach, i.e. DEPFA will not go down the credit curve and will not force itself into unknown territories

DEPFA´s U.S. banking business is characterised by an excellent credit quality and a high level of profitability. DEPFA is well on track to achieving its 2004 financial target of approx. USD 40 m in revenues

DEPFA´s entry into the U.S. financial guarantee business will be combined with an entry into the emerging European financial guarantee market

DEPFA is intending to set up a AAA rated European insurance company headquartered in Dublin

Banking business in the US

Credit and liquidity support

- Bond financing in the tax-exempt sector (90% of market) not economically viable for direct lending or direct bond purchasing by banks due to negative spreads caused by the tax exemption of interest paid on the securities

- Regulatory requirements governing investor protection have, however, created an ancillary business in credit and liquidity support worth $20-$30 billion p.a which underpins the successful placement of debt

- The largest holder of tax-exempt variable rate obligations are tax-exempt money market funds, which hold over $300 billion of such instruments. These funds are constrained under SEC rules from buying obligations with a maturity of over 270 days or longer unless backstopped with either a letter of credit or standby bond purchase agreement

Banking business in the US

Purchases of taxable general obligations



US$ m
Biggest single issues in 2003
13,000
11,000
9,000
7,000
5,000
3,000
1,000
11,573
7,868
6,039
5,909
5,572
4,551
2,983
2,787
2,739
2,585
Illinois (State)
California (State)
New York State Dormitory Authority
New York City
Golden State Tobacco Securitization Corp. Calif.
New York Tobacco Settlement Finance Corp.
Massachusetts (Commonwealth)
Connecticut (State)
Los Angeles Unified School District, Calif.
Wisconsin (State)

- Opportunities are restricted to taxable issues which annually make up only 6-10% of total public finance debt issuance (approx. US$ 40 bn in 2003)
- DEPFA has been a major purchaser of many of the taxable bond issues including the biggest ever issue (Illinois in 2003 with 8% share)
- Entry into the financial guaranty business will allow DEPFA to properly tap into the much bigger tax exempt market

DEPFA´s entry into the Financial Guaranty Business

Opportunities in Europe

DEPFA´s primary focus was on the U.S. However, the developing and growing European bond insurance market offers new opportunities. A combination of both seems to be the appropriate strategy in terms of risk and opportunities.

Characteristics of the European Bond Insurance Market:

- Active and growing, but not yet mature
- PFIs are driving growth
- Deals are more complex and bigger than in the U.S.
- Banking and Insurance Companies will have a competitive advantage and benefit from cross-selling opportunities
- Current market size is estimated at € 28 bn (insurable European Public Finance)

DEPFA´s entry into the Financial Guaranty Business

Opportunities in Europe

Clients of a European bond insurer:

- European Investment Managers
- Investment Banks, Commercial Banks, Sponsors, Traders
- Bond Issuers
- Agencies
- U.S. Monolines (in case of reinsurance)

DEPFA´s products:

- (Local) Government bonds
- Infrastructure: Primary Financial Guaranty Business and Secondary Business ("wrap of wraps", reinsurance)
- Transactions using securitisation techniques

DEPFA´s entry into the Financial Guaranty Business

Opportunities in the US

Characteristics of the U.S. Insurance Market:

- The U.S. Muni Bond market is a mature and commoditised market with very low risks
- The issuance size of Public Finance is estimated at USD 275 bn, p.a., with 50% of it being insured. Current size of Muni Bond market amounts to USD 1,900 bn
- Some issuers are faced with severe capacity constraints
- Four big players (MBIA, AMBAC, FSA and FGIC) with approx. 90% market share

Clients:

- Similar to Europe
- Additionally: Financial Advisors who often make decisions on behalf of municipalities

DEPFA´s products:

- Primary market: U.S. Munibonds (GOs and certain Special Revenue bonds)
- Secondary market (same bonds)
- Reinsurance of such bonds (in some options)



Sale of Deutsche Pfandbriefbank

DEPFA BANK

PERFORMANCE IN FINANCE

Strategy

Sale of Deutsche Pfandbriefbank

- March 2004: DEPFA announced its intention to sell its German subsidiary Deutsche Pfandbriefbank

- DEPFA ACS Bank has proven its ability to issue asset covered securities at equivalent sizes and levels as the Pfandbriefbank

- Restrictions on Pfandbriefbank's business activities will be lifted with the amendments in the German legislation for asset-covered bonds, which will come into force in 2005

- This will open up new business opportunities for potential buyers in and outside the DEPFA business model

DEPFA BANK plc: a leader in Global Public Finance

DEPFA BANK

DEPFA BANK plc commands a specialist niche in the market place by providing global financial services to public sector clients worldwide

- Financing through bonds and loans
- Financial engineering
- Debt restructuring
- Advisory
- Credit enhancement
- On-balance sheet securitisation
- Infrastructure financing
- Origination, underwriting and placement of public sector assets

- **DEPFA BANK is the 2nd largest public sector lender in the world**
- **Head office in Dublin and share listing in Frankfurt**

Group Figures for 9M 2004	
Market capitalisation	EUR 4 bn
Total assets	EUR 183 bn
Shareholders' equity	EUR 1.8 bn
Group Net Income	EUR 382 m
RoE after tax	32.5%
Cost/Income ratio	19.9%

Share Price Development

100 = 1.1.2004

Share Price Development 2004


140
120
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones EURO STOXX Banks

Dublin / Frankfurt, 13 January 2005

Michael Freed (50) has been appointed Global Head of Financial Guaranty Products and CEO of DEPFA´s Financial Guaranty Holding. He joined from CDC IXIS Financial Guaranty, where he was employed from 2001 until the end of 2004 as General Counsel and member of the Credit Committee, Management Committee and the Boards of the holding company and its operating subsidiaries. Previously, Michael Freed was Executive Vice President, Managing Director and General Counsel of ACA Financial Guaranty Corporation. His career began as a corporate lawyer. DEPFA´s Financial Guaranty Holding will be based in Dublin and integrate the Financial Guaranty businesses in the U.S. and in Europe. It is expected to commence operations in the second quarter 2005.

Company profile:
DEPFA BANK plc is a leading provider of financial services to public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure projects and investment banking solutions for public-sector authorities.

Dublin / Frankfurt, 17 January 2005

Andrew Readinger (39) will be joining DEPFA BANK in Dublin as Executive Committee Member responsible for the further strengthening and management of the group's financial engineering capabilities. The specialist function will compliment the Bank's treasury activities and will support products and client relationship management headed by Bo Heide-Ottosen, Fulvio Dobrich and the Chairman's Office respectively. Andrew will be leaving his position as Managing Director, Deputy Head of the European Financial Institutions Group, Global Capital Markets with Morgan Stanley International in London. He helped establish the first FIG team in Europe that successfully integrated debt and equity capital markets into a strategic solutions group. Prior to Morgan Stanley, Andrew was Vice President, Head of European FIG, Debt Capital Markets for JP Morgan.

Company profile:
DEPFA BANK plc is a leading provider of financial services to public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure projects and investment banking solutions for public-sector authorities.

Ad hoc statement according to §15 German securities law

Dublin/Frankfurt am Main, 15 Februar 2005

- Net operating profit reaches € 490 million (+32%)
- Additional € 50 million net gains from reserves in preparation for sale of the Pfandbriefbank
- Earnings per share: € 1.58, net ROE at 33%
- Dividend raised from 12 to 17 cents per share

DEPFA BANK plc released its preliminary Group figures for 2004 today. The Group net operating profit amounted to € 490 million, an increase of 32%, which means that DEPFA has once again comfortably beat its profit target of € 450 million, which had already been revised significantly upwards. A further € 50 million (net) arose from realising reserves in the loan portfolio of DEPFA Deutsche Pfandbriefbank AG. This took the Group's overall net income for 2004 up to € 540 million. This preparatory step in the disposal process is designed to reduce the potential nominal purchase price for any buyer. For 2005 DEPFA BANK is targeting an operating net income result comparable with the exceptionally good level of 2004.

Preliminary figures for the year ending 31 December 2004

	31.12.2004 EUR m	31.12.2003 EUR m	Change in %
Extended net interest income	427	370	15.4
Net commission income	66	89	-25.8
Trading result	-9	74	
Income from sale of assets	357	104	243.3
Total revenues	841	637	32.0
Administrative expenditure	-162	-115	40.9
Income before taxes	661	480	37.7
Group net income	540	370	45.9
Cost/income ratio	19.3%	18.1%	



DEPFA BANK plc
Preliminary Financials Full Year 2004
15 February 2005

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Long-term profitability


€ m
900
800
700
600
500
400
300
200
100
0
Total Revenues
Net profit
Net Interest Income
2000*
2001
2002
2003
2004


35%
30%
25%
20%
15%
10%
5%
0%
RoE after Tax
Cost Income Ratio
2000*
2001
2002
2003
2004

* Segmental reporting

➢ Increase in Net interest income stems from geographical expansion and enhanced margins. Other revenues result from product diversification.

DEPFA BANK

Financials

Q4 2004 results

	Q4 2004 € m	Q4 2003 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	106	102	4	3.9%
Net commission income	11	23	-12	-52.2%
Income from sale of assets	179	17	162	952.9%
Trading result	-37	23	-60	-260.9%
Securities & derivatives trading	*-11*	*18*	-29	-161.1%
FAS 133 valuation effect	*-26*	*5*	-31	
Total revenues	**259**	**165**	**94**	57.0%
Personnel expenditure	-28	-16	-12	75.0%
Other administrative expenditure	-17	-16	-1	6.3%
Depreciation	-1	-1	0	0.0%
Administrative expenditure	**-46**	**-33**	**-13**	39.4%
Other income and expenditure	-10	-8	-2	25.0%
Income before taxes	**203**	**124**	**79**	63.7%
Income & Deferred Tax	-45	-17	-28	164.7%
Income after income taxes	**158**	**107**	**51**	47.7%
Minority interest income	0	-6	6	-100.0%
Group net income	**158**	**101**	**57**	56.4%
Key ratios				
Cost/income ratio	17.8%	20.0%		
Earnings per share (based on number of shares issued)	0.46	0.29	0.17	58.6%
RoE after tax	34.5%	30.4%		
Portfolio	**31.12.2004**	**31.12.2003**		
Public Sector Finance	152,802	138,935	13,867	10.0%
Equity	1,903	1,378	525	38.1%
Total assets	190,351	173,965	16,386	9.4%

Financials

Preliminary 2004 results

	1.1. - 31.12.2004	1.1. - 31.12.2003	Abs. Change	Change
	€ m	€ m	€ m	%
Net interest income incl. interest in trading result	427	370	57	15.4%
Net commission income	66	89	-23	-25.8%
Income from sale of assets	357	104	253	243.3%
Trading result	-9	74	-83	
Securities & derivatives trading	*12*	*61*	-49	
FAS 133 valuation effect	*-21*	*13*	-34	
Total revenues	**841**	**637**	**204**	32.0%
Personnel expenditure	-100	-65	-35	53.8%
Other administrative expenditure	-55	-45	-10	22.2%
Depreciation	-7	-5	-2	40.0%
Administrative expenditure	**-162**	**-115**	**-47**	40.9%
Other Income & Expenditure	-18	-42	24	-57.1%
Income before taxes	**661**	**480**	**181**	37.7%
Income & Deferred Tax	-119	-96	-23	24.0%
Income after income taxes	**542**	**384**	**158**	41.1%
Minority interest income	-2	-14	12	-85.7%
Group net income	**540**	**370**	**170**	45.9%
Key ratios				
Cost/income ratio	19.3%	18.1%		
Earnings per share (based on number of shares issued)	1.58	1.07		47.6%
RoE after tax	32.9%	29.4%		
Portfolio	**31.12.2004**	**31.12.2003**		
Public Sector Finance	152,802	138,935	13,867	10.0%
Equity	1,903	1,378	525	38.1%
Total Assets	190,351	173,965	16,386	9.4%

Financials

Group quarterly p&l

€ m

	2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net Interest income incl. interest in trading	80	95	93	102	107	104	110	106
Net Commission Income	20	16	30	23	21	20	14	11
Net Result from Sale of Assets	18	34	35	17	97	8	73	179
Net Trading Result	26	9	16	23	-32	57	3	-37
Securities & derivatives trading	*16*	*16*	*11*	*18*	*-42*	66	-1	-11
Result from FAS 133	*10*	*-7*	*5*	*5*	*10*	-9	4	-26
Total Operating Income	**144**	**154**	**174**	**165**	**193**	**189**	**200**	**259**
Staff Costs and other Admin Exp	-26	-26	-26	-32	-33	-39	-38	-45
Depreciation	-1	-1	-2	-1	-1	-2	-3	-1
Total Expenditure	**-27**	**-27**	**-28**	**-33**	**-34**	**-41**	**-41**	**-46**
Other Income & Expenditure	-2	-4	-28	-8	-	-3	-5	-10
Change in Provisions for Loan Losses	0	0	0	0	0	0	0	0
Income before Taxes	**115**	**123**	**118**	**124**	**159**	**145**	**154**	**203**
Income & Deferred Tax	-29	-27	-23	-17	-34	-16	-24	-45
Income after Taxes	**86**	**96**	**95**	**107**	**125**	**129**	**130**	**158**
Minority Interests	-3	-3	-2	-6	-	-1	-1	0
Group net income	**83**	**93**	**93**	**101**	**125**	**128**	**129**	**158**

Continued and discontinued operations

€ m

	Group P&L 31/12/04			
	DEPFA BANK plc Continuing Operations	DEPFA Deutsche Pfandbriefbank AG Discontinued Operations	Consolidation	Group Total
Net interest income incl. interest in trading derivatives	289	138		*427*
Net Commission Income	67	-1		66
Income from Sale of Assets	209	148		357
Trading Result	-4	-5		-9
of which from securities & derivatives	*12*	*0*		*12*
of which derivatives valuation	*-16*	*-5*		*-21*
Total Revenues	**561**	**280**		**841**
Personnel expenditure	-81	-19		-100
Other administrative expenditure	-58	-15	18	-55
Depreciation on fixed assets	-4	-3		-7
Administrative expenditure	**-143**	**-37**	**18**	**-162**
Other income and expenditure	8	(8)	(18)	(18)
Income before Taxes	**426**	**235**	**0**	**661**
Income & Deferred Tax	-38	-81		-119
Income after income taxes	**388**	**154**	**0**	**542**
Profit attributable to minority interests	0	-2		-2
Group Net Income	**388**	**152**	**0**	**540**

Total net interest income


€ m
82
80
95
93
102
107
104
110
106
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004*
Q2 2004*
Q3 2004*
Q4 2004*

* since Q1 2004 includes reallocation of minorities expenses (hybrid capital) under FIN 46R, which has totalled on average € -3 m per quarter since 2004

Financials

Scheduled impact of bonuses (cash/share compensation scheme)

€ m	2002	2003	2004	2005	2006	2007	Recognition for share scheme
P& L effect from scheme 2002	-	10	6	2	-	-	18
P& L effect from scheme 2003	-	-	21	12	5	-	38
P& L effect from scheme 2004	-	-	-	17	10	3	30
Sum		**10**	**27**	**31**	**15**	**3**	
P& L effect from cash bonus	12	17	23	N/A	N/A	N/A	N/A

Development in equity 2004

€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Other Comprehensive Income: Unrealised gains/losses from marking-to-market of securities	Other Comprehensive Income: Unrealised result from cash-flow hedges	Other Comprehensive Income: Additional Pension Obligation	Other Comprehensive Income: Accumulated effects of currency translation	Total 2004
Balance at 31 December 2003	**103**	**354**	**838**	**85**	**1**	**-3**	**-**	**1,378**
Group net income			540					540
Other comprehensive income				11	2	-3	-	10
Comprehensive Income	**-**	**-**	**540**	**11**	**2**	**-3**	**-**	**550**
Dividends			-41					-41
Purchase of shares for compensation scheme		-11						-11
Share compensation cost	1	26						27
Balance at 31 December 2004	**104**	**369**	**1,337**	**96**	**3**	**-6**	**-**	**1,903**

Financials

Development in leverage



Total assets (DEPFA) or Financial Guarantee exposure (AMBAC/MBIA) / Shareholders' Equity
140
120
100
80
60
40
20
0
2002
2003
2004
DEPFA BANK plc
MBIA
AMBAC

Source: Statutory and company accounts

Financials

Development of finance volume 2004

	€ bn
1 January 2004	138.9
New Commitments	70.4
Maturities	-21.9
Sale of Assets	-26.0
Other	-8.6
31 December 2004	152.8

Financials

New public finance commitments (excl. Infrastructure financing)


€ bn
2003
Q1
Q2
Q3
Q4
11.9
15.2
23.4
16.7
67.2
2004
Q1
Q2
Q3
Q4
11.8
20.8
17.7
20.1
70.4

DEPFA BANK

Impact of extraordinary gains


€ m
Extraordinary gains from sale of valuation reserves of Pfandbriefbank
841
85
756
540
50
490
Total revenues
Net profit

	Excluding gains	Including gains
Cost/income ratio (%)	21.4	19.3
EPS (no. of shares issued)	1.39	1.53
ROE after tax (%)	30.3	32.9

Client coverage

Development of new public finance business

New commitments since privatisation in 1991



2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
70
67
22
34
23
34
22
23
12
18
9
12
8
5
0
10
20
30
40
50
60
70

€ bn

Group Total



Budget Financing

DEPFA BANK

PERFORMANCE IN FINANCE

Budget Financing

Summary

- Margins continue to be stable at 20-25 bp for new business which includes continued contribution from sub EURIBOR funding
- Strong relationships with ca. 450 sovereign and sub sovereign clients in Europe have ensured repeat business in plain vanilla financing and increasingly created opportunities in advisory areas, derivatives business and infrastructure financing
- Origination of new business in new developed markets such as Ireland, Canada and the US
- DEPFA has not gone down the credit curve in new business acquisitions: portfolio is AAA rated on a corporate scale using default probability data of the rating agencies

Budget Financing

Development of government financial balances

Surplus (+)/ Deficit (-) as a % of GDP


6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004e
2005e
2006e
Canada
Spain
Ireland
Euro area
Germany
France
Italy
United States
Japan

Source: OECD

Client / product matrix

- Diversification of public sector portfolio
- Steady success with new products developed in response to specific client needs and market trends
- Increasing opportunities to provide financing to offshoots of the state (Transport companies, electricity and gas utilities) on a direct basis under the state guarantee
- Emphasize direct primary business vs. secondary
- Extend product range/improve product delivery
- Cross-selling between traditional and innovative products

Increasing value of client franchise

Budget Financing

Public Finance Portfolio

As per end 2003



USA 2%
Sweden 2%
Portugal 1%
Finland 1%
Greece 2%
Other 5%
UK 2%
Canada 2%
Austria 4%
Japan 6%
Germany 38%
Spain 9%
France 12%
Italy 14%

Total financing volume € 138.9 bn

As per end 2004



Switzerland 1%
Portugal 1%
Finland 1%
Netherlands 1%
Supranational 2%
Belgium 1%
Sweden 1%
Other 2%
Canada 2%
Greece 3%
Germany 36%
Japan 3%
UK 3%
Austria 4%
USA 4%
Spain 9%
France 11%
Italy 14%

Total financing volume € 152.8 bn



Funding

DEPFA BANK
PERFORMANCE IN FINANCE

DEPFA's approach to the market

- The core elements of the DEPFA funding programme remain unchanged and will include:
  - Maintenance of the Dealer Group system which fosters strong sponsorship from the counterparties involved
  - Issuance of large, liquid benchmark transactions which position DEPFA as a swap proxy alongside KfW and EIB
  - Continue the development of a footprint in the US market – building a US$ curve and on-going investor marketing
  - Enhancing the ACS's position as a structured MTN issuer
  - Explicit marketing of DEPFA's MTN products to counterparties

Benchmark commitment for 2005

Issuer:	**DEPFA ACS BANK**
Type:	Irish Asset Covered Securities
Rating:	AAA/Aaa/AAA
Program size:	min. EUR 8 billion per annum (EUR or USD)
Issue size:	min. EUR 3 billion, may be reduced to EUR 2 billion for 6-10-year maturities min. USD 1 billion
Taps:	No benchmark transaction will be tapped within 1-year of issue
Format:	Euro/144A
Maturity:	Benchmark maturities
Preparation:	Early communication and market-driven book-building
Frequency:	Timing, maturity and currency will depend on investor demand
Group:	Dedicated dealer group lead-manage the benchmark issues
Trading:	On dealers' agency desks to achieve similar liquidity On electronic platforms (Tradeweb, EuroMTS, EurexBonds)

Funding

Split long-term funding



Funding by type
Funding by currency
Funding by issuer
2003
33%
54%
13%
8%
2%
5%
2%
13%
70%
39%
54%
7%
2004
42%
36%
22%
3%
3%
4%
4%
12%
74%
20%
54%
26%
Benchmarks
Other Public Transactions
Private Placements
EUR
USD
GBP
CHF
JPY
Others
DEPFA ACS BANK
DEPFA Deutsche Pfandbriefbank
DEPFA BANK plc



Infrastructure Financing

DEPFA BANK

PERFORMANCE IN FINANCE

Infrastructure Financing

Country Breakdown / Sector Breakdown

As per 31.12.2004



UK
44.1%
Sweden
1.0%
Spain
4.4%
Portugal
10.5%
Poland
0.5%
Korea
1.7%
Japan
4.8%
Italy
8.2%
Ireland
2.4%
USA
10.8%
Bulgaria
0.2%
Croatia
1.4%
Czech Republik
1.3%
France
4.4%
Germany
2.8%
Hungary
2.0%
Iceland
0.6%



Toll Roads
24.8%
Rail/Metro
12.8%
Bridges/Tunnels
3.1%
Water
1.3%
Waste Management
2.2%
Public Buildings
8.5%
Prisons
1.2%
Hospitals
20.0%
Schools
14.6%
Other Roads
12.9%

Total Commitments: € 2.6 bn (incl. € 0.5 bn securitised assets)

Infrastructure Financing

UK PFI Synthetic CLO securitisation transaction November 2004

Essential Public Infrastructure Capital plc ("EPIC")

Distribution by sector


Prisons
5%
Public Buildings
22%
Hospitals
23%
Transport
27%
Schools
23%

Key transaction details

First PFI collateralised loan obligation
Deal of the Year 2004 (The Banker)

Total size:	GBP 392 m
Number of loans:	24
Origin of loans:	UK only
Type of loans:	PPP/PFI
Currency:	GBP

Benefits for DEPFA

- Freeing up of regulatory capital to support loans
- Reduction in risk-weighted assets by ca. € 500 m
- Significant improvement in ROE of infrastructure financing unit
- Know how gained from complex transaction opens the way for similar transactions in the future



Investment Banking

DEPFA BANK

PERFORMANCE IN FINANCE

DEPFA Investment Bank Ltd

Financial Performance


€ m
170
218
270
354
460
57
37
70
95
110
2000
2001
2002
2003
2004
Avg. Equity
Net profit

Key Transaction Highlights

➢ **Moscow Municipal Bank (Bank of Moscow)**

Russia / US$ 100m / Mandated arranger

- DIBL structured and arranged jointly with Donau-Bank AG a US$ 100m two-year term loan for this investment-grade rated bank (62.7% owned by the city of Moscow)
- This transaction represented the first international loan transaction for Bank of Moscow
- Subsequent placement by way of primary syndication and secondary sales with DIBL's European and in some cases Asian banking investor base

➢ **Constructura Internacional de Infrastructura, S.A. de C.V. (CIISA)**

Mexico / US$ 452m / Lead arranger

- DIBL participated with US$ 50m as lead arranger in this secured construction financing for CIISA under a public works contract for Comision Federal de Electricidad (CFE)
- Transaction was investment-grade rated and was placed with DIBL's specialised structured finance client base in Europe and the US

➢ **City of Almaty**

Kazakhstan / US$ 40m / Mandated arranger

- In August DIBL was appointed as financial advisor to the City of Almaty in Kazakhstan in connection with key strategic investment projects, including the financing of hydro electric power facilities and a mass transit railway.
- DIBL structured and purchased a US$ 40 m promissory note issued by Almaty relating to the purchase of power by the City
- DEPFA also acted as the City's rating advisor in obtaining a rating from Moody's.



DEPFA's U.S. activities

DEPFA BANK

PERFORMANCE IN FINANCE

US Activities

Development of volumes in 2004

On and off balance sheet business volumes excl. maturities/asset sales


€ bn
12
10
8
6
4
2
0
5.3
11.0
2003
2004

- Revenues approximately USD 43 m in 2004, ahead of target for year

Entry into Financial Guaranty Insurance

General Obligation (GO) market



US$ bn
350
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Thomson Financial

- Opportunities in traditional public finance i.e. purchases of GO bonds restricted to taxable issues, which make up < 10% of total GO issuance (2004: US$ 23 bn)
- Credit and liquidity support and Financial Guaranty insurance can provide profitable access to this huge tax exempt market

Entry into the Financial Guaranty Business

Opportunities in the US

Characteristics of the U.S. Insurance Market:

- The U.S. Muni Bond market is a mature and commoditised market with very low risks
- The issuance size of Public Finance is estimated at USD 275 bn, p.a., with 50% of it being insured. Current size of Muni Bond market amounts to USD 1,900 bn
- Some issuers are faced with severe capacity constraints
- Four big players (MBIA, AMBAC, FSA and FGIC) with approx. 90% market share

Clients:

- Similar to Europe
- Additionally: Financial Advisors who often make decisions on behalf of municipalities

DEPFA´s products:

- Primary market: U.S. Munibonds (GOs and certain Special Revenue bonds)
- Secondary market (same bonds)
- Reinsurance of such bonds (in some options)

Entry into Financial Guaranty Insurance

Rationale

Rationale

- Only the financial guarantee business will allow us to properly exploit over the long term the potential of the U.S. muni bond market

Benefits

1. Broaden DEPFA's low-volatile revenue base and enhance shareholder value
2. Further optimise DEPFA's geographical risk profile by levelling the balance of risks in Europe and U.S.

Entry into Financial Guaranty Insurance

New municipal bond insurance entity

- Creation of holding company: DEPFA ASSURANCE Ltd
- ca. € 230 million of ringfenced equity initial paid in capital
- AAA rating requested
- Double digit ROE expected after 5 years

FUNCTIONAL EXECUTIVE STRUCTURE

	SUPPORT	CLIENTS	PRODUCTS	TREASURY
GERHARD BRUCKERMANN	Corporate Communications Investor Relations	Client Relationship Management		
THOMAS KOLBECK	Corporate Communications Investor Relations Credit		Advisory Services Infrastructure Finance Credit Enhancement	
DERMOT CAHILLANE	Services / Administration Human Resources Legal Credit			
REINHARD GRZESIK	Finance, Tax Regulatory Reporting Planning & Controlling Strategy Operations			
ROLF HENGSTELER	IT / Value Analysis Market Risk Control Operational Risk			
BO HEIDE-OTTOSEN				Money Markets Capital Markets Balance Sheet Management Institutional Sales
ANDREW READINGER			Financial Engineering: Securitization Product / Sales of Derivatives & Financial Structures	
ALI YOUSEFIAN			Credit Derivatives Emerging Markets Trading & Sales	

The DEPFA BANK plc Share

Index-Capitalisation Frankfurt Stock Exchange (10.02.2005)

1.	Siemens	51.442
2.	E.ON	48.267
3.	Deutsche Telekom	42.579
4.	Deutsche Bank	36.591
5.	Allianz	32.449
6.	BASF	29.891
7.	DaimlerChrysler	29.786
8.	SAP	24.294
9.	RWE	20.482
10.	Bayer	19.033
13.	HypoVereinsbank	10.050
17.	Commerzbank	8.196
20.	EADS	6.037
22.	Deutsche Börse	5.503
24.	**DEPFA BANK**	**4.519**

Share Price Development

Payout ratio / dividend per share



Payout ratio
15.0%
11.2%
12.2%
0.10
0.12
0.17*
2002
2003
2004
Payout ratio %
Dividend per share

*Dividend proposed by management for the AGM

Share Price Development

100 = 1.1.2004


Share Price Development 2004
140
120
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones EURO STOXX Banks



DEPFA BANK plc
Full Year 2004 Financials
Investor Presentation March 2005

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Long-term profitability



€ m
900
800
700
600
500
400
300
200
100
0
Total Revenues
Net profit
Net Interest Income
2000*
2001
2002
2003
2004



35%
30%
25%
20%
15%
10%
5%
0%
RoE after Tax
Cost Income Ratio
2000*
2001
2002
2003
2004

* Segmental reporting

- Increase in Net interest income stems from geographical expansion and enhanced margins. Other revenues result from product diversification.

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Q4 2004 results

	Q4 2004 € m	Q4 2003 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	106	102	4	3.9%
Net commission income	11	23	-12	-52.2%
Income from sale of assets	179	17	162	952.9%
Trading result	-37	23	-60	-260.9%
Securities & derivatives trading	*-11*	*18*	-29	-161.1%
FAS 133 valuation effect	*-26*	*5*	-31	
Total revenues	**259**	**165**	**94**	57.0%
Personnel expenditure	-28	-16	-12	75.0%
Other administrative expenditure	-17	-16	-1	6.3%
Depreciation	-1	-1	0	0.0%
Administrative expenditure	**-46**	**-33**	**-13**	39.4%
Other income and expenditure	-10	-8	-2	25.0%
Income before taxes	**203**	**124**	**79**	63.7%
Income & Deferred Tax	-45	-17	-28	164.7%
Income after income taxes	**158**	**107**	**51**	47.7%
Minority interest income	0	-6	6	-100.0%
Group net income	**158**	**101**	**57**	56.4%
Key ratios				
Cost/income ratio	17.8%	20.0%		
Earnings per share (based on number of shares issued)	0.46	0.29	0.17	58.6%
RoE after tax	34.5%	30.4%		
Portfolio	**31.12.2004**	**31.12.2003**		
Public Sector Finance	152,802	138,935	13,867	10.0%
Equity	1,903	1,378	525	38.1%
Total assets	190,351	173,965	16,386	9.4%

Preliminary 2004 results

	1.1. - 31.12.2004	1.1. - 31.12.2003	Abs. Change	Change
	€ m	€ m	€ m	%
Net interest income incl. interest in trading result	427	370	57	15.4%
Net commission income	66	89	-23	-25.8%
Income from sale of assets	357	104	253	243.3%
Trading result	-9	74	-83	
Securities & derivatives trading	*12*	*61*	-49	
FAS 133 valuation effect	*-21*	*13*	-34	
Total revenues	**841**	**637**	**204**	32.0%
Personnel expenditure	-100	-65	-35	53.8%
Other administrative expenditure	-55	-45	-10	22.2%
Depreciation	-7	-5	-2	40.0%
Administrative expenditure	**-162**	**-115**	**-47**	40.9%
Other Income & Expenditure	-18	-42	24	-57.1%
Income before taxes	**661**	**480**	**181**	37.7%
Income & Deferred Tax	-119	-96	-23	24.0%
Income after income taxes	**542**	**384**	**158**	41.1%
Minority interest income	-2	-14	12	-85.7%
Group net income	**540**	**370**	**170**	45.9%
Key ratios				
Cost/income ratio	19.3%	18.1%		
Earnings per share (based on number of shares issued)	1.58	1.07		47.6%
RoE after tax	32.9%	29.4%		
Portfolio	**31.12.2004**	**31.12.2003**		
Public Sector Finance	152,802	138,935	13,867	10.0%
Equity	1,903	1,378	525	38.1%
Total Assets	190,351	173,965	16,386	9.4%

Financials

Group quarterly p&l

€ m

	2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net Interest income incl. interest in trading	80	95	93	102	107	104	110	106
Net Commission Income	20	16	30	23	21	20	14	11
Net Result from Sale of Assets	18	34	35	17	97	8	73	179
Net Trading Result	26	9	16	23	-32	57	3	-37
Securities & derivatives trading	*16*	*16*	*11*	*18*	*-42*	66	-1	-11
Result from FAS 133	*10*	*-7*	*5*	*5*	*10*	-9	4	-26
Total Operating Income	**144**	**154**	**174**	**165**	**193**	**189**	**200**	**259**
Staff Costs and other Admin Exp	-26	-26	-26	-32	-33	-39	-38	-45
Depreciation	-1	-1	-2	-1	-1	-2	-3	-1
Total Expenditure	**-27**	**-27**	**-28**	**-33**	**-34**	**-41**	**-41**	**-46**
Other Income & Expenditure	-2	-4	-28	-8	-	-3	-5	-10
Change in Provisions for Loan Losses	0	0	0	0	0	0	0	0
Income before Taxes	**115**	**123**	**118**	**124**	**159**	**145**	**154**	**203**
Income & Deferred Tax	-29	-27	-23	-17	-34	-16	-24	-45
Income after Taxes	**86**	**96**	**95**	**107**	**125**	**129**	**130**	**158**
Minority Interests	-3	-3	-2	-6	-	-1	-1	0
Group net income	**83**	**93**	**93**	**101**	**125**	**128**	**129**	**158**

Financials

Continued and discontinued operations

€ m

	Group P&L 31/12/04			
	DEPFA BANK plc Continuing Operations	DEPFA Deutsche Pfandbriefbank AG Discontinued Operations	Consolidation	Group Total
Net interest income incl. interest in trading derivatives	289	138		*427*
Net Commission Income	67	-1		66
Income from Sale of Assets	209	148		357
Trading Result	-4	-5		-9
of which from securities & derivatives	*12*	*0*		*12*
of which derivatives valuation	*-16*	*-5*		*-21*
Total Revenues	**561**	**280**		**841**
Personnel expenditure	-81	-19		-100
Other administrative expenditure	-58	-15	18	-55
Depreciation on fixed assets	-4	-3		-7
Administrative expenditure	**-143**	**-37**	**18**	**-162**
Other income and expenditure	8	(8)	(18)	(18)
Income before Taxes	**426**	**235**	**0**	**661**
Income & Deferred Tax	-38	-81		-119
Income after income taxes	**388**	**154**	**0**	**542**
Profit attributable to minority interests	0	-2		-2
Group Net Income	**388**	**152**	**0**	**540**

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Total net interest income



€ m
82
80
95
93
102
107
104
110
106
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004*
Q2 2004*
Q3 2004*
Q4 2004*

* since Q1 2004 includes reallocation of minorities expenses (hybrid capital) under FIN 46R, which has totalled on average € -3 m per quarter since 2004

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Scheduled impact of bonuses (cash/share compensation scheme)

€ m	2002	2003	2004	2005	2006	2007	Recognition for share scheme
P& L effect from scheme 2002	-	10	6	2	-	-	18
P& L effect from scheme 2003	-	-	21	12	5	-	38
P& L effect from scheme 2004	-	-	-	17	10	3	30
Sum		**10**	**27**	**31**	**15**	**3**	
P& L effect from cash bonus	12	17	23	N/A	N/A	N/A	N/A

Financials

Development in equity 2004

				Other Comprehensive Income				
€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash-flow hedges	Additional Pension Obligation	Accumulated effects of currency translation	Total 2004
Balance at 31 December 2003	**103**	**354**	**838**	**85**	**1**	**-3**	**-**	**1,378**
Group net income			540					540
Other comprehensive income				11	2	-3	-	10
Comprehensive Income	**-**	**-**	**540**	**11**	**2**	**-3**	**-**	**550**
Dividends			-41					-41
Purchase of shares for compensation scheme		-11						-11
Share compensation cost	1	26						27
Balance at 31 December 2004	**104**	**369**	**1,337**	**96**	**3**	**-6**	**-**	**1,903**

Financials

Development in leverage



Total assets (DEPFA) or Financial Guarantee exposure (AMBAC/MBIA) / Shareholders' Equity
140
120
100
80
60
40
20
0
2002
2003
2004
DEPFA BANK plc
MBIA
AMBAC

Source: Statutory and company accounts

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Development of finance volume 2004

	€ bn
1 January 2004	138.9
New Commitments	70.4
Maturities	-21.9
Sale of Assets	-26.0
Other	-8.6
31 December 2004	152.8

Financials

New public finance commitments (excl. Infrastructure financing)



€ bn
2003
Q1
Q2
Q3
Q4
11.9
15.2
23.4
16.7
67.2
2004
Q1
Q2
Q3
Q4
11.8
20.8
17.7
20.1
70.4

Impact of extraordinary gains


€ m
Extraordinary gains from sale of valuation reserves of Pfandbriefbank
841
85
756
540
50
490
Total revenues
Net profit

	Excluding gains	Including gains
Cost/income ratio (%)	21.4	19.3
EPS (no. of shares issued)	1.39	1.53
ROE after tax (%)	30.3	32.9

Development of new public finance business

New commitments since privatisation in 1991


2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
70
67
22
34
23
34
22
23
12
18
9
12
8
5
0
10
20
30
40
50
60
70
€ bn

Group Total



Budget Financing

DEPFA BANK

PERFORMANCE IN FINANCE

Budget Financing

Summary

- Margins continue to be stable at 20-25 bp for new business which includes continued contribution from sub EURIBOR funding
- Strong relationships with ca. 450 sovereign and sub sovereign clients in Europe have ensured repeat business in plain vanilla financing and increasingly created opportunities in advisory areas, derivatives business and infrastructure financing
- Origination of new business in new developed markets such as Ireland, Canada and the US
- DEPFA has not gone down the credit curve in new business acquisitions: portfolio is AAA rated on a corporate scale using default probability data of the rating agencies

Budget Financing

Development of government financial balances

Surplus (+)/ Deficit (-) as a % of GDP



6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004e
2005e
2006e
Canada
Spain
Ireland
Euro area
Germany
France
Italy
United States
Japan

Source: OECD

Client/product matrix

- Diversification of public sector portfolio
- Steady success with new products developed in response to specific client needs and market trends
- Increasing opportunities to provide financing to offshoots of the state (Transport companies, electricity and gas utilities) on a direct basis under the state guarantee
- Emphasize direct primary business vs. secondary
- Extend product range/improve product delivery
- Cross-selling between traditional and innovative products

Increasing value of client franchise

Budget Financing
Public finance portfolio

As per end 2003



Sweden 2%
Portugal 1%
Finland 1%
USA 2%
Greece 2%
Other 5%
UK 2%
Canada 2%
Austria 4%
Japan 6%
Germany 38%
Spain 9%
France 12%
Italy 14%

Total financing volume € 138.9 bn

As per end 2004



Switzerland 1%
Portugal 1%
Finland 1%
Netherlands 1%
Supranational 2%
Belgium 1%
Sweden 1%
Other 2%
Canada 2%
Greece 3%
Germany 36%
Japan 3%
UK 3%
Austria 4%
USA 4%
Spain 9%
France 11%
Italy 14%

Total financing volume € 152.8 bn



Funding

DEPFA BANK

PERFORMANCE IN FINANCE

DEPFA's approach to the market

- The core elements of the DEPFA funding programme remain unchanged and will include:
  - Maintenance of the Dealer Group system which fosters strong sponsorship from the counterparties involved
  - Issuance of large, liquid benchmark transactions which position DEPFA as a swap proxy alongside KfW and EIB
  - Continue the development of a footprint in the US market – building a US$ curve and on-going investor marketing
  - Enhancing the ACS's position as a structured MTN issuer
  - Explicit marketing of DEPFA's MTN products to counterparties

Benchmark commitment for 2005

Issuer:	**DEPFA ACS BANK**
Type:	Irish Asset Covered Securities
Rating:	AAA/Aaa/AAA
Program size:	min. EUR 8 billion per annum (EUR or USD)
Issue size:	min. EUR 3 billion, may be reduced to EUR 2 billion for 6-10-year maturities
	min. USD 1 billion
Taps:	No benchmark transaction will be tapped within 1-year of issue
Format:	Euro/144A
Maturity:	Benchmark maturities
Preparation:	Early communication and market-driven book-building
Frequency:	Timing, maturity and currency will depend on investor demand
Group:	Dedicated dealer group lead-manage the benchmark issues
Trading:	On dealers' agency desks to achieve similar liquidity
	On electronic platforms (Tradeweb, EuroMTS, EurexBonds)

Funding

Split long-term funding


Funding by type
Funding by currency
Funding by issuer
2003
33%
54%
13%
8%
2%
5%
2%
13%
70%
39%
54%
7%
2004
42%
36%
22%
4%
3%
3%
4%
12%
74%
20%
54%
26%
Benchmarks
Other Public Transactions
Private Placements
EUR
USD
GBP
CHF
JPY
Others
DEPFA ACS BANK
DEPFA Deutsche Pfandbriefbank
DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE



Infrastructure Financing

DEPFA BANK

PERFORMANCE IN FINANCE

Infrastructure Financing

Country breakdown / Sector breakdown

As per 31.12.2004



UK 44.1%
Sweden 1.0%
Spain 4.4%
Portugal 10.5%
Poland 0.5%
Korea 1.7%
Japan 4.8%
Italy 8.2%
Ireland 2.4%
USA 10.8%
Bulgaria 0.2%
Croatia 1.4%
Czech Republik 1.3%
France 4.4%
Germany 2.8%
Hungary 2.0%
Iceland 0.6%



Toll Roads 24.8%
Rail/Metro 12.8%
Bridges/Tunnels 3.1%
Water 1.3%
Waste Management 2.2%
Public Buildings 8.5%
Prisons 1.2%
Hospitals 20.0%
Schools 14.6%
Other Roads 12.9%

Total Commitments: € 2.6 bn (incl. € 0.5 bn securitised assets)

UK PFI Synthetic CLO securitisation transaction November 2004

Essential Public Infrastructure Capital plc ("EPIC")

Distribution by sector



Prisons
5%
Public Buildings
22%
Hospitals
23%
Transport
27%
Schools
23%

Key transaction details

First PFI collateralised loan obligation
Deal of the Year 2004 (The Banker)

Total size:	GBP 392 m
Number of loans:	24
Origin of loans:	UK only
Type of loans:	PPP/PFI
Currency:	GBP

Benefits for DEPFA

- Freeing up of regulatory capital to support loans
- Reduction in risk-weighted assets by ca. € 500 m
- Significant improvement in ROE of infrastructure financing unit
- Know how gained from complex transaction opens the way for similar transactions in the future



Investment Banking

DEPFA BANK

PERFORMANCE IN FINANCE

DEPFA Investment Bank Ltd

Financial Performance


€ m
460
354
270
218
170
57
37
70
95
110
2000
2001
2002
2003
2004
Avg. Equity
Net profit

Key transaction highlights

- **Moscow Municipal Bank (Bank of Moscow)**

  Russia / US$ 100m / Mandated arranger

  - DIBL structured and arranged jointly with Donau-Bank AG a US$ 100m two-year term loan for this investment-grade rated bank (62.7% owned by the city of Moscow)
  - This transaction represented the first international loan transaction for Bank of Moscow
  - Subsequent placement by way of primary syndication and secondary sales with DIBL's European and in some cases Asian banking investor base

- **Constructura Internacional de Infrastructura, S.A. de C.V. (CIISA)**

  Mexico / US$ 452m / Lead arranger

  - DIBL participated with US$ 50m as lead arranger in this secured construction financing for CIISA under a public works contract for Comision Federal de Electricidad (CFE)
  - Transaction was investment-grade rated and was placed with DIBL's specialised structured finance client base in Europe and the US

- **City of Almaty**

  Kazakhstan / US$ 40m / Mandated arranger

  - In August DIBL was appointed as financial advisor to the City of Almaty in Kazakhstan in connection with key strategic investment projects, including the financing of hydro electric power facilities and a mass transit railway.
  - DIBL structured and purchased a US$ 40 m promissory note issued by Almaty relating to the purchase of power by the City
  - DEPFA also acted as the City's rating advisor in obtaining a rating from Moody's.



DEPFA's U.S. activities

DEPFA BANK

PERFORMANCE IN FINANCE

US Activities

Development of volumes in 2004

On and off balance sheet business volumes excl. maturities/asset sales


€ bn
12
10
8
6
4
2
0
5.3
11.0
2003
2004

- Revenues approximately USD 43 m in 2004, ahead of target for year

Entry into Financial Guaranty Insurance

Municipal Bond market



US$ bn
350
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Tax exempt
Taxable

Source: Thomson Financial

- Opportunities in traditional public finance i.e. purchase of Munibonds restricted to taxable issues which make up < 10% of total market issuance
- Credit and liquidity support as well as Financial Guaranty insurance can provide profitable access to this huge tax exempt market

Entry into the Financial Guaranty Business

Opportunities in the US

Characteristics of the U.S. Insurance Market:

- The U.S. Muni Bond market is a mature and commoditised market with very low risks
- The issuance size of Public Finance is estimated at USD 275 bn, p.a., with 50% of it being insured. Current size of Muni Bond market amounts to USD 1,900 bn
- Some issuers are faced with severe capacity constraints
- Four big players (MBIA, AMBAC, FSA and FGIC) with approx. 90% market share

Clients:

- Similar to Europe
- Additionally: Financial Advisors who often make decisions on behalf of municipalities

DEPFA´s products:

- Primary market: U.S. Munibonds (GOs and certain Special Revenue bonds)
- Secondary market (same bonds)
- Reinsurance of such bonds (in some options)

Entry into Financial Guaranty Insurance

Rationale

Rationale

- Only the financial guarantee business will allow us to properly exploit over the long term the potential of the U.S. muni bond market

Benefits

1. Broaden DEPFA's low-volatile revenue base and enhance shareholder value
2. Further optimise DEPFA's geographical risk profile by levelling the balance of risks in Europe and U.S.

Entry into Financial Guaranty Insurance

New municipal bond insurance entity

- Creation of holding company: DEPFA ASSURANCE Ltd
- ca. € 230 million of ringfenced equity initial paid in capital
- AAA rating requested
- Double digit ROE expected after 5 years

Functional Executive Structure

	SUPPORT	CLIENTS	PRODUCTS	TREASURY
GERHARD BRUCKERMANN	Corporate Communications Investor Relations	Client Relationship Management		
THOMAS KOLBECK	Corporate Communications Investor Relations Credit		Advisory Services Infrastructure Finance Credit Enhancement	
DERMOT CAHILLANE	Services / Administration Human Resources Legal Credit			
REINHARD GRZESIK	Finance, Tax Regulatory Reporting Planning & Controlling Strategy, Operations			
ROLF HENGSTELER	IT / Value Analysis Market Risk Control Operational Risk			
BO HEIDE-OTTOSEN				Money Markets Capital Markets Balance Sheet Management Institutional Sales
ANDREW READINGER			Financial Engineering: Securitization Product / Sales of Derivatives & Financial Structures	
ALI YOUSEFIAN			Credit Derivatives Emerging Markets Trading & Sales	

The DEPFA BANK plc Share

Index-Capitalisation Frankfurt Stock Exchange (10.02.2005)

		€ m
1.	Siemens	51,442
2.	E.ON	48,267
3.	Deutsche Telekom	42,579
4.	Deutsche Bank	36,591
5.	Allianz	32,449
6.	BASF	29,891
7.	DaimlerChrysler	29,786
8.	SAP	24,294
9.	RWE	20,482
10.	Bayer	19,033
13.	HypoVereinsbank	10,050
17.	Commerzbank	8,196
20.	EADS	6,037
22.	Deutsche Börse	5,503
24.	**DEPFA BANK**	**4,519**

Share Price Development

Payout ratio/dividend per share



Payout ratio
15.0%
11.2%
12.2%
0.10
0.12
0.17*
2002
2003
2004
Payout ratio %
Dividend per share (€)

*Dividend proposed by management for the AGM

Share Price Development

100 = 1.1.2004

Share Price Development 2004



140
120
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones EURO STOXX Banks

Dublin/Frankfurt am Main, 18 April 2005

In March 2004 DEPFA BANK plc initiated the sale process of its 100% subsidiary Deutsche Pfandbriefbank AG. Deutsche Pfandbriefbank enjoyed a strong financial performance in 2004 and this success has continued into 2005 as well.

However, none of the bids submitted met DEPFA Group's full internal value for the Pfandbriefbank. Therefore the Board of Directors of DEPFA BANK plc came to the conclusion that a sale was not in the best interests of shareholders. This means that the corporate structure of DEPFA Group, which has been operating very successfully since 2002, is unchanged. DEPFA Group will continue as planned to further develop its business with German clients from its branch in Frankfurt.

The Bank's ongoing product diversification and its geographic expansion give DEPFA every confidence that it can achieve a Group net profit of up to € 600 m in 2006.

WKN:	**765818 / ISIN: IE 0072559994**
Exchange listing:	**Frankfurt/Main (MDAX)**
Quote symbols:	**DEPF.DE (REUTERS), DEP GR (Bloomberg)**

Dublin / Frankfurt, 9 May 2005

DEPFA BANK plc released its first quarter results 2005 today. The profit after taxes of € 120 million (corresponding to a return on equity of 25%) gives DEPFA every confidence that it will be able to achieve the profit target of up to € 500 million for the entire year. By opening up new markets and continuing to expand the product range, earnings of up to € 600 million should be realistic for 2006.

Total revenues in the first quarter remained stable year-on-year and reached € 193 million. Two indicators worthy of special mention are extended net interest income, which increased by € 5 million to € 112 million (+5%), and the trading result, which achieved a good level at € 36 million. Income from sale of assets amounted to € 35 million in the first quarter whilst net commission income totalled € 10 million. A very healthy € 24 billion of new business was generated in the first quarter which helped increase the total public finance portfolio to the € 160 billion mark.

Personnel and administrative expenditures increased considerably in the first quarter. After three months, total costs amounted to € 53 million; the cost/income ratio is still very good at 27.5%. The 56% rise in costs was mainly down to three factors: the ongoing development of the product range, the expansion of DEPFA BANK´s geographic presence and some project-related expenditures.

The high retention of equity in the past 12 months increased total shareholders' equity from € 1.5 billion to € 2.0 billion. With net profit virtually unchanged, the return on equity has as a result come down from 34% in the first quarter of 2004 to 25%. This figure is still well above DEPFA´s medium-term target of over 20% which has long been communicated to the markets. DEPFA is intent on remaining one of the most profitable financial institutions in Europe in the years to come as well.

Company profile:
DEPFA BANK plc is a leading provider of financial services to public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure projects and investment banking solutions for public-sector authorities.

WKN: **765818 / ISIN: IE 0072559994**
Exchange listing: **Frankfurt (MDAX)**
Quote symbols: **DEPF.DE (REUTERS), DEP GR (Bloomberg)**

DEPFA BANK plc: group figures for Q 1 2005 (US-GAAP)

Revenues	**01.01 – 31.03.2005 EUR Mio**	**01.01. – 31.03.2004 EUR Mio**	**Change %**
Extended net interest income	112	107	4.7%
Net commission income	10	21	-52.4%
Income from sale of assets	35	97	-63.9%
Trading result	36	-32	
of which securities and derivatives trading	32	-42	
of which valuation of derivatives	4	10	
Total revenues	**193**	**193**	
Personnel expenditure	-36	-22	63.6%

Other administrative expenditure	-15	-11	36.4%
Depreciation of property and equipment	-2	-1	100.0%
Administrative expenditure	**-53**	**-34**	**55.9%**
Other income and expenditure	5	-	
Group net income before taxes	**145**	**159**	**-8.8%**
Income taxes	-25	-34	-26.5%
Group net income	**120**	**125**	**-4.0%**
Portfolio	**31.03.2005 EUR Mio**	**31.12.2004 EUR Mio**	**Change %**
Public sector financing	159,471	152,802	4.4%
Shareholders' equity	1,989	1,903	4.5%
Total assets	201,791	190,418	6.0%
Key figures	**01.01. – 31.03. 2005**	**01.01. – 31.03. 2004**	**Change %**
Cost/income ratio	27.5%	17.6%	
Earnings per share (US-GAAP) (€)	0.35	0.37	-5.4%
RoE after taxes	24.7%	34.3%	

Dublin/Frankfurt, 9 May 2005

DEPFA BANK plc released its first quarter results 2005 today. The profit after taxes of € 120 million (corresponding to a return on equity of 25%) gives DEPFA every confidence that it will be able to achieve the profit target of up to € 500 million for the entire year. By opening up new markets and continuing to expand the product range, earnings of up to € 600 million should be realistic for 2006. Total revenues in the first quarter remained stable year-on-year and reached € 193 million. Extended net interest income increased by € 5 million to € 112 million (+5%), and the trading result achieved a good level at € 36 million. Income from sale of assets amounted to € 35 million in the first quarter whilst net commission income totalled € 10 million. A very healthy € 24 billion of new business was generated in the first quarter of 2005.

Group figures in the first quarter of 2005

	31.03.2005 EUR m	31.03.2004 EUR m	Change in %
Extended net interest income	112	107	4.7
Net commission income	10	21	-52.4
Trading result	36	-32	
Income from sale of assets	35	97	-63.9
Total revenues	193	193	
Administrative expenditure	-53	-34	55.9
Income before taxes	145	159	-8.8
Group net income	120	125	-4.0
Cost/income ratio	27.5	17.6	



DEPFA BANK plc
First Quarter 2005 Results
9 May 2005

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

Q1 2005 results

	Q1 2005 € m	Q1 2004 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	112	107	5	4.7%
Net commission income	10	21	-11	-52.4%
Income from sale of assets	35	97	-62	-63.9%
Trading result	36	-32	68	
Securities & derivatives trading	*32*	*-42*	74	
FAS 133 valuation effect	*4*	*10*	-6	
Total revenues	**193**	**193**	**0**	0.0%
Personnel expenditure	-36	-22	-14	63.6%
Other administrative expenditure	-15	-11	-4	36.4%
Depreciation	-2	-1	-1	100.0%
Administrative expenditure	**-53**	**-34**	**-19**	55.9%
Other income and expenditure	5	0	5	
Income before taxes	**145**	**159**	**-14**	-8.8%
Income & Deferred Tax	-25	-34	9	-26.5%
Group net income	**120**	**125**	**-5**	-4.0%
Key ratios				
Cost/income ratio	27.5%	17.6%		
Earnings per share (based on number of shares issued)	0.34	0.35	-0.01	-2.9%
RoE after tax	24.7%	34.3%		
Key balance sheet items	**31.03.2005**	**31.12.2004**		
Public Sector Finance	159,471	152,802	6,669	4.4%
Equity	1,989	1,903	86	4.5%
Total assets	201,791	190,418	11,373	6.0%

Financials

Long term net profit growth


€ m
700
600
500
400
300
200
100
0
236
370
490
500
600
2002
2003
2004
2005e
2006e
Compound Annual
Growth Rate:
26.3% p.a.(forecast)

Financials

Development in leverage



Total assets (DEPFA) or Financial Guarantee exposure (AMBAC/MBIA) / Shareholders' Equity
140
120
100
80
60
40
20
0
101
96
86
2002
2003
2004
2005 Q1
DEPFA BANK plc
MBIA
AMBAC

Source: Statutory and company accounts

Financials

Group quarterly p&l

€ m

	2005 € m	2004 € m				Change Q1 2005 to Q1 2004	
	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income	97	99	109	104	107	-10	-9.3%
Net interest income incl. interest from trading derivatives	*112*	*106*	*110*	*104*	*107*	5	4.7%
Net commission income	10	11	14	20	21	-11	-52.4%
Income from sale of assets	35	179	73	8	97	-62	-63.9%
Trading result	51	-30	4	57	-32	83	-259.4%
of which from securities and derivatives	*32*	*-11*	*-1*	*66*	*-42*	74	
of which derivatives valuation	*4*	*-26*	*4*	*-9*	*10*	-6	
of which interest	*15*	*7*	*1*	-	-	15	
Total revenues	**193**	**259**	**200**	**189**	**193**	-	0.0%
Personnel expenditure	-36	-28	-26	-24	-22	-14	63.6%
Other administrative expenditure	-15	-17	-12	-15	-11	-4	36.4%
Depreciation on fixed assets	-2	-1	-3	-2	-1	-1	100.0%
Administrative expenditure	**-53**	**-46**	**-41**	**-41**	**-34**	**-19**	**55.9%**
Other income and expenditure	5	-10	-5	-3	-	5	
Provision for loan losses	-	-			-	-	
Income before taxes	**145**	**203**	**154**	**145**	**159**	**-14**	**-8.8%**
Income and deferred tax	-25	-45	-24	-16	-34	9	-26.5%
Income after income taxes	**120**	**158**	**130**	**129**	**125**	**-5**	**-4.0%**
Profit attributable to minority interests	-	-	-1	-1	-	-	
Group net income	**120**	**158**	**129**	**128**	**125**	**-5**	**-4.0%**

Financials

Total net interest income



€ m
80
95
93
102
107
104
110
106
112
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005

Financials

Development in equity Q1 2005

€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash-flow hedges	Additional Pension Obligation	Total 2005
Balance at 31 December 2004	**104**	**369**	**1,337**	**96**	**3**	**-6**	**1,903**
Group net income			120				120
Other comprehensive income				1	1	-	2
Comprehensive Income	-	-	**120**	**1**	**1**	**-3**	**122**
Dividends							-
Purchase of shares for compensation scheme		-45					-45
Share compensation cost		9					9
Balance at 31 March 2005	**104**	**333**	**1,457**	**97**	**4**	**-6**	**1,989**

Development of Public Finance Volume

YTD Summary	Drawn	Undrawn	Total
	€ m	€ m	€ m
Volume 31/12/2004	**152,802**	**10,366**	**163,168**
New Commitments (drawn & undrawn)	21,329	2,107	**23,436**
Sales	-7,160	-	**-7,160**
Maturities and other	-7,500	594	**-6,906**
Volume 31/03/2005	**159,471**	**13,067**	**172,538**

Financials

New public finance commitments (excl. Infrastructure financing)


€ bn
2003
Q1
Q2
Q3
Q4
11.9
15.2
23.4
16.7
67.2
2004
Q1
Q2
Q3
Q4
11.8
20.8
17.7
20.1
70.4
2005
Q1
23.4

Financials

Scheduled impact of bonuses (cash/share compensation scheme)

€ m	2002	2003	2004	Q1 2005	2005	2006	2007	Recognition for share scheme
P& L effect from scheme 2002	-	10	6	1	2	-	-	18
P& L effect from scheme 2003	-	-	21	5	13	4	-	38
P& L effect from scheme 2004	-	-	-	3	16	9	4	29
Sum		**10**	**27**	**9**	**31**	**13**	**4**	
P& L effect from cash bonus	12	17	23	N/A	N/A	N/A	N/A	N/A



Budget Financing

DEPFA BANK

PERFORMANCE IN FINANCE

Budget Financing

Summary

- Margins for new business continue to be stable in 2005 at the 20-25 bp level which includes continued contribution from sub EURIBOR funding

- Strong relationships with ca. 450 sovereign and sub sovereign clients in Europe have ensured repeat business in plain vanilla financing and increasingly created opportunities in advisory areas, derivatives business and infrastructure financing

- Origination of new business in new developed markets such as Ireland, Canada and the US

- DEPFA has not gone down the credit curve in new business acquisitions: portfolio is AAA rated on a corporate scale using default probability data of the rating agencies

Budget Financing

Development of government financial balances

Surplus (+)/ Deficit (-) as a % of GDP



6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004e
2005e
2006e
Canada
Spain
Ireland
Euro area
Germany
France
Italy
United States
Japan

Source: OECD

Strategy

Client / product matrix

- Diversification of public sector portfolio
- Steady success with new products developed in response to specific client needs and market trends
- Increasing opportunities to provide financing to offshoots of the state (Transport companies, electricity and gas utilities) on a direct basis under the state guarantee
- Emphasize direct primary business vs. secondary
- Extend product range/improve product delivery
- Cross-selling between traditional and innovative products

Increasing value of client franchise

Budget Financing

Public Finance Portfolio

As per 31 March 2005



Sweden 1%
Portugal 1%
Other 5%
Supranational 2%
Belgium 2%
Canada 2%
Japan 2%
Greece 4%
UK 4%
USA 5%
Austria 6%
Spain 9%
France 9%
Italy 12%
Germany 36%

Total financing volume € 159.5 bn

As per end 2004



Switzerland 1%
Portugal 1%
Finland 1%
Netherlands 1%
Supranational 2%
Belgium 1%
Sweden 1%
Other 2%
Canada 2%
Greece 3%
Japan 3%
UK 3%
Austria 4%
USA 4%
Spain 9%
France 11%
Italy 14%
Germany 36%

Total financing volume € 152.8 bn

DEPFA BANK
PERFORMANCE IN FINANCE

Financials

New business by country Q1 2005

Total new on and off balance sheet business: € 23.4 bn


€ bn
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.2
3.8
3.8
3.0
1.4
1.1
1.1
0.8
3.2
Germany
Japan
Austria
USA
Belgium
Greece
France
UK
Others
Others, 0.3
Supra, 0.8
Spain, 0.2
Canada, 0.2
Switz., 0.2
Poland, 0.5
Italy, 0.5
Netherlands, 0.5



Infrastructure Financing

DEPFA BANK

PERFORMANCE IN FINANCE

Infrastructure Financing
Country Breakdown / Sector Breakdown

As per 31 March 2005



Italy, 8.2%
USA, 10.4%
Portugal, 6.8%
Japan, 6.6%
Spain, 4.6%
France, 4.6%
Germany, 2.9%
Ireland, 2.5%
Korea, 1.9%
Sweden, 1.1%
E. Europe, 3.0%
Iceland, 0.6%
UK, 46.9%



Waste Mgmt., 1.9%
Water, 2.4%
Bridges/Tunnels 2.0%
Toll Roads, 21.0%
Hospital, 14.9%
Other Roads, 19.5%
Schools, 15.3%
Prisons, 1.3%
Rail/Metro, 13.4%
Public Buildings, 8.3%

Total Commitments: € 2.5 bn

UK PFI Synthetic CLO securitisation transaction November 2004

Essential Public Infrastructure Capital plc ("EPIC")

Distribution by sector



Prisons
5%
Public Buildings
22%
Hospitals
23%
Transport
27%
Schools
23%

Key transaction details

First PFI collateralised loan obligation
Deal of the Year 2004 (The Banker)

Total size:	GBP 392 m
Number of loans:	24
Origin of loans:	UK only
Type of loans:	PPP/PFI
Currency:	GBP

Benefits for DEPFA

- Freeing up of regulatory capital to support loans
- Reduction in risk-weighted assets by ca. € 500 m
- Significant improvement in ROE of infrastructure financing unit
- Know how gained from complex transaction opens the way for similar transactions in the future



Investment Banking

DEPFA BANK

PERFORMANCE IN FINANCE

Key Transaction Highlights

- **Moscow Municipal Bank (Bank of Moscow)**

  Russia / US$ 100m / Mandated arranger
  - DIBL structured and arranged jointly with Donau-Bank AG a US$ 100m two-year term loan for this investment-grade rated bank (62.7% owned by the city of Moscow)
  - This transaction represented the first international loan transaction for Bank of Moscow
  - Subsequent placement by way of primary syndication and secondary sales with DIBL's European and in some cases Asian banking investor base

- **Constructura Internacional de Infrastructura, S.A. de C.V. (CIISA)**

  Mexico / US$ 452m / Lead arranger
  - DIBL participated with US$ 50m as lead arranger in this secured construction financing for CIISA under a public works contract for Comision Federal de Electricidad (CFE)
  - Transaction was investment-grade rated and was placed with DIBL's specialised structured finance client base in Europe and the US

- **City of Almaty**

  Kazakhstan / US$ 40m / Mandated arranger
  - In August DIBL was appointed as financial advisor to the City of Almaty in Kazakhstan in connection with key strategic investment projects, including the financing of hydro electric power facilities and a mass transit railway.
  - DIBL structured and purchased a US$ 40 m promissory note issued by Almaty relating to the purchase of power by the City
  - DEPFA also acted as the City's rating advisor in obtaining a rating from Moody's.



DEPFA's U.S. activities

DEPFA BANK

PERFORMANCE IN FINANCE

US Activities

Development of volumes (on and off balance sheet)

excluding maturities/asset sales



€ bn
16.0
12.0
8.0
4.0
0.0
11.0
5.4
5.6
14.3
7.0
7.3
2004
Q1 2005
Off-balance sheet (liquidity/credit support)
On-balance sheet (Munibond financing)

Entry into Financial Guaranty Insurance

General Obligation (GO) market



US$ bn
350
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Thomson Financial

- Opportunities in traditional public finance i.e. purchases of GO bonds restricted to taxable issues, which make up < 10% of total GO issuance (2004: US$ 23 bn)
- Credit and liquidity support and Financial Guaranty insurance can provide profitable access to this huge tax exempt market

Entry into the Financial Guaranty Business

Opportunities in the US

Characteristics of the U.S. Insurance Market:

- The U.S. Muni Bond market is a mature and commoditised market with very low risks
- The issuance size of Public Finance is estimated at USD 275 bn, p.a., with 50% of it being insured. Current size of Muni Bond market amounts to USD 1,900 bn
- Some issuers are faced with severe capacity constraints
- Four big players (MBIA, AMBAC, FSA and FGIC) with approx. 90% market share

Clients:

- Similar to Europe
- Additionally: Financial Advisors who often make decisions on behalf of municipalities

DEPFA´s products:

- Primary market: U.S. Munibonds (GOs and certain Special Revenue bonds)
- Secondary market (same bonds)
- Reinsurance of such bonds (in some options)

Entry into Financial Guaranty Insurance

Rationale

Rationale

- Only the financial guarantee business will allow us to properly exploit over the long term the potential of the U.S. muni bond market

Benefits

1. Broaden DEPFA's low-volatile revenue base and enhance shareholder value
2. Further optimise DEPFA's geographical risk profile by levelling the balance of risks in Europe and U.S.

Entry into Financial Guaranty Insurance

New municipal bond insurance entity

- Creation of holding company
- ca. € 240 million of ringfenced equity initial paid in capital
- AAA rating requested
- Double digit ROE expected after 5 years

New advisory/financing opportunities in the US

Chicago Skyway

- DEPFA was appointed as Lead Arranger in the Chicago Skyway transaction which is the first privatisation of an existing toll bridge in the US
- DEPFA underwrote US$ 300 m (out of total debt of US$ 1.2 bn) which was reduced to US$ 95 m after syndication

Further Opportunities:

- Advisory on monetisation of revenue generating assets
- Advisory on debt restructuring (pre-post transaction)
- Underwriting and/or bondholder role
- Financial Guaranty

Germany

Reintegration of Deutsche Pfandbriefbank

- Sale of 100% owned subsidiary, Deutsche Pfandbriefbank halted in April 2005 due to lack of satisfactory offers
- No change in Group structure with complete reintegration of the Pfandbriefbank
- Optimisation of business model will now be carried out internally:
  - more efficient allocation of equity through internal transfer of ca. € 500 m of equity to the plc. Core Capital ratio of Pfandbriefbank will remain comfortably above 10%
  - moving of Pfandbriefbank Head Office to Frankfurt suburb with more advantageous trade tax regime will result in 5%-point total tax saving at the subsidiary
- Public sector client business in Germany will continue to be covered primarily by the new branch in Frankfurt